Management's Discussion and Analysis

For the three and nine months ended September 30, 2021

The following management discussion and analysis ("MD&A") of the consolidated operations and financial position of Osisko Gold Royalties Ltd ("Osisko" or the "Company") and its subsidiaries for the three and nine months ended September 30, 2021 should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements and related notes for the three and nine months ended September 30, 2021. The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit and Risk Committee composed of independent directors. The Audit Committee meets with management and the auditors in order to discuss results of operations and the financial condition of the Company prior to making recommendations and submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of November 9, 2021, the date when the Board of Directors has approved the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2021 following the recommendation of the Audit and Risk Committee. All monetary amounts included in this report are expressed in Canadian dollars, the Company's reporting and functional currency, unless otherwise noted. Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the consolidated balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the "Forward-Looking Statements" section.

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

Description of the Business

Osisko Gold Royalties Ltd is engaged in the business of acquiring and managing precious metals and other high-quality royalties, streams and similar interests in Canada and worldwide. Osisko is a public company traded on the Toronto Stock Exchange and the New York Stock Exchange constituted under the Business Corporations Act (Québec) and is domiciled in the Province of Québec, Canada. The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec. The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. The Company's cornerstone asset is a 5% net smelter return ("NSR") royalty on the Canadian Malartic mine, located in Canada.

On September 30, 2021 and as of the date of this MD&A, Osisko held an interest of 75.1% in Osisko Development Corp. ("Osisko Development"), a mining exploration, evaluation and development company created in the fourth quarter of 2020 through a reverse take-over transaction where Osisko transferred its mining assets and activities to Osisko Development. As a result, the assets, liabilities, results of operations and cash flows of the Company consolidate the activities of Osisko Development and its subsidiaries. Osisko Development's main asset is the Cariboo gold project in British Columbia, Canada.

In this MD&A, reference to Osisko Gold Royalties is to Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries (royalties and streams segment1 ). Reference to Osisko Development is to Osisko Development Corp. and its subsidiaries (mining exploration and development segment2 ).

Business Model and Strategy

Osisko is a growth-oriented and Canadian-focused precious metals royalty and streaming company that is focused on maximizing returns for its shareholders by growing its asset base, both organically and through accretive acquisitions of precious metals and other high-quality royalties, streams and similar interests, and by returning capital to its shareholders through a quarterly dividend payment and share repurchases.

Osisko's main focus is on high quality, long-life precious metals assets located in favourable jurisdictions and operated by established mining companies, as these assets provide the best risk/return profile. The Company also evaluates and invests in opportunities in other commodities and jurisdictions. Given that a core aspect of the Company's business is the ability to compete for investment opportunities, Osisko plans to maintain a strong balance sheet and ability to deploy capital.

Uncertainty due to COVID-19

The duration and full financial effect of the COVID-19 pandemic is unknown at this time, as are the measures taken by governments, companies and others to attempt to reduce the spread of COVID-19. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 may materially and adversely affect the Company's operations, financial results and condition in future periods are also subject to significant uncertainty. Several of Osisko's operating partners announced temporary operational restrictions during the first and second quarter of 2020 due to the ongoing COVID-19 pandemic, including reduced activities and operations placed on care and maintenance. All operators have restarted their activities and reached their pre-COVID-19 level of operations. However, in the current environment, the assumptions and judgements made by the Company are subject to greater variability than normal, which could in the future significantly affect judgments, estimates and assumptions made by management as they relate to potential impact of the COVID-19 and could lead to a material adjustment to the carrying value of the assets or liabilities affected. The impact of current uncertainty on judgments, estimates and assumptions extends, but is not limited to, the Company's valuation of its long-term assets, including the assessment for impairment and impairment reversal. Actual results may differ materially from these estimates.

As a result of the COVID-19 pandemic, the Company took action to protect its employees, contractors and the communities in which it operates.

_______________________________________________

1   The royalties and streams segment refers to the royalty, stream and other interests segment, which corresponds to the activities of Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development.

2   The mining exploration and development segment refers to the mining exploration, evaluation and development segment, which corresponds to the activities of  Osisko Development Corp. and its subsidiaries.

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

Highlights - Third Quarter of 2021

  Gold equivalent ounces ("GEOs1") earned of 20,032 (excluding 2,452 GEOs earned from the Renard diamond stream2  (compared to 16,739 GEOs in Q3 20203 );
  Record revenues from royalties and streams of $50.0 million ($41.2 million in Q3 2020);
  Consolidated cash flows provided by operating activities of $41.1 million ($36.1 million in Q3 2020)

- Record operating cash flows generated by the royalties and streams segment of $44.1 million ($37.3 million in Q3 2020)

- Operating cash flows used by mining exploration and development segment (Osisko Development) of $3.0 million ($1.2 million in Q3 2020);

  Net earnings attributable to Osisko's shareholders of $1.8 million, $0.01 per basic share ($12.5 million, $0.08 per basic share in Q3 2020), as a result of the impairment charges incurred by Osisko Development;
  • Adjusted earnings4 of $17.9 million, $0.11 per basic share4 (compared to $17.5 million, $0.11 per basic share in Q3 2020);

- Adjusted earnings4 from the royalties and streams segment of $23.3 million, $0.14 per basic share4 ($18.4 million in Q3 2020, $0.11 per basic share)

- Adjusted loss4 from the mining exploration and development segment of $5.4 million, $0.03 per basic share4 ($0.9 million in Q3 2020, $0.01 per basic share);

  Acquired a 2.75% NSR royalty on the Tocantinzinho gold project ("Tocantinzinho") for cash consideration of US$10 million ($12.6 million). The operator of Tocantinzinho has a one-time buy-down option in relation to the royalty. At the time of project construction, the operator may make a payment of US$5.5 million to reduce the royalty percentage by 2% resulting in a royalty of 0.75%. Pursuant to a pre-existing agreement, the buy-down payment is payable to the original royalty owners;
  Increased the amount available under the revolving credit facility by $150.0 million to $550.0 million, with an additional uncommitted accordion of up to $100.0 million (for a total availability of up to $650.0 million). The maturity date of the facility was extended to July 30, 2025, which can be extended annually;
  Repurchased 1.7 million common share for $26.0 million under the normal course issuer bid; and
  Declared a quarterly dividend of $0.055 per common share payable on October 15, 2021 to shareholders of record as of the close of business on September 30, 2021, a dividend increase of 10%.

Highlights - Subsequent to September 30, 2021

  On October 27, 2021, Osisko concluded a transaction with Barrick TZ Limited, a subsidiary of Barrick Gold Corporation ("Barrick"), to acquire royalties for total cash consideration of US$11.8 million, including a 2% NSR royalty on the AfriOre and Gold Rim licenses comprising the West Kenya project operated by Shanta Gold Limited, a 1% NSR royalty on the Frontier project operated by Metalor SA, a private company, and a 1% NSR royalty on the Central Houndé project operated by Thor Explorations Ltd.; and
  Declared a quarterly dividend of $0.055 per common share payable on January 14, 2022 to shareholders of record as of the close of business on December 31, 2021.

_______________________________________________

1   GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements was converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Offtake agreements were converted using the financial settlement equivalent divided by the average gold price for the period. Refer to the Portfolio of Royalty, Stream and Other Interests section for average metal prices used.

2    Osisko committed to reinvest its net proceeds from the Renard diamond stream through a bridge loan with the operator until April 2022.

3    Three months ended September 30, 2020 or third quarter of 2020 ("Q3 2020").

4   "Adjusted earnings (loss)" and "Adjusted earnings (loss) per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management's Discussion and Analysis.

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

Summary table - Financial highlights

(in thousands of dollars, except per share amounts)

	For the three and nine months ended September 30,
	Osisko Gold Royalties (i)		Osisko Development (ii)		Consolidated (vi)
	2021	2020	2021	2020	2021	2020
	$	$	$	$	$	$

Cash (Sept. 30, 2021 and Dec. 31, 2020) (iii)	79,794	105,097	72,151	197,427	151,945	302,524

Three months ended September 30,
Revenues	50,035	55,707	3,906	-	50,035	55,707
Cash margin (iv)	46,528	40,471	-	-	46,528	40,471
Gross profit	33,795	30,086	-	-	33,795	30,086
Operating expenses (G&A, bus. dev and exploration)	(5,428)	(6,716)	(7,200)	(1,183)	(12,628)	(7,899)
Net earnings (loss)	25,593	12,759	(31,745)	(245)	(6,152)	12,514
Net earnings (loss) attributable to Osisko's shareholders	25,593	12,759	(23,798)	(245)	1,795	12,514
Net earnings per share attributable to Osisko's shareholders	0.15	0.08	(0.14)	(0.00)	0.01	0.08
Adjusted net earnings (loss) (v)	23,281	18,415	(5,372)	(886)	17,909	17,529
Adjusted net earnings (loss) per basic share (v)	0.14	0.11	(0.03)	(0.01)	0.11	0.11

Cash flows from operating activities (vi)
Before working capital items	39,849	32,403	(5,962)	(706)	33,887	31,697
Working capital items	4,231	4,923	2,965	(497)	7,196	4,426
After working capital items	44,080	37,326	(2,997)	(1,203)	41,083	36,123
Cash flows from investing activities (vi)	(40,837)	(62,990)	(69,154)	(11,176)	(109,991)	(74,166)
Cash flows from financing activities	(35,288)	(299)	(1,588)	(408)	(36,876)	(707)

Nine months ended September 30,
Revenues	174,204	149,070	4,681	-	174,204	149,070
Cash margin (iv)	140,204	103,606	-	-	140,204	103,606
Gross profit	104,107	71,549	-	-	104,107	71,549
Operating expenses (G&A, bus. dev and exploration)	(17,939)	(19,421)	(17,051)	(3,428)	(34,990)	(22,849)
Net earnings (loss)	55,397	12,545	(76,849)	(301)	(21,452)	12,244
Net earnings (loss) attributable to Osisko's shareholders	55,397	12,545	(57,767)	(301)	(2,370)	12,244
Net (loss) earnings per share attributable to Osisko's shareholders	0.33	0.08	(0.34)	(0.00)	(0.01)	0.08
Adjusted net earnings (loss) (v)	70,597	35,712	(14,610)	(2,770)	55,987	32,942
Adjusted net earnings (loss) per basic share (v)	0.42	0.22	(0.09)	(0.02)	0.33	0.20

Cash flows from operating activities (vi)
Before working capital items	118,355	80,442	(7,188)	(2,255)	105,457	78,187
Working capital items	(256)	(578)	(11,877)	(2,264)	(12,133)	(2,842)
After working capital items	118,099	79,864	(19,065)	(4,519)	93,324	75,345
Cash flows from investing activities (vi)	(96,994)	(155,967)	(138,327)	(521)	(229,611)	(156,488)
Cash flows from financing activities	(46,341)	111,511	32,307	24,695	(14,034)	136,206

(i) Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries. Represents the royalty, stream and other interests segment.

(ii) Osisko Development Corp. and its subsidiaries (carve-out of the mining activities of Osisko Gold Royalties prior to the reverse take-over transaction completed on November 25, 2020 and creating Osisko Development). Represents the exploration, evaluation and development of mining projects segment.

(iii) As at September 30, 2021 and December 30, 2020.

(iv) Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS. It is calculated by deducting the cost of sales from the revenues. Please refer to the Overview of Financial Results section of this MD&A for a reconciliation of the cash margin per interest.

(v) Adjusted earnings (loss) and adjusted earnings (loss) per basic share are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A.

(vi) Consolidated results are net of the intersegment transactions and adjustments related to the accounting policies. Refer to the Segment Disclosure section of this MD&A.

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

Portfolio of Royalty, Stream and Other Interests

The following table details the GEOs earned from Osisko Gold Royalties Ltd's producing royalty, stream and other interests:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020

Gold
Canadian Malartic royalty	8,520	7,725	26,761	19,420
Eagle Gold royalty	2,639	1,821	6,074	3,344
Éléonore royalty	1,042	1,015	4,212	3,420
Seabee royalty (i)	1,015	-	2,681	1,429
Island Gold royalty	511	225	1,718	1,278
Pan royalty	477	458	1,293	1,246
Lamaque royalty	276	191	979	525
Matilda stream	182	187	581	619
Bald Mountain royalty	118	3	423	73
Others	298	114	778	404
	15,078	11,739	45,500	31,758

Silver
Mantos Blancos stream	2,305	2,314	7,062	6,172
Sasa stream	1,278	1,193	3,398	2,983
Gibraltar stream	616	743	1,848	1,807
Canadian Malartic royalty	94	102	310	282
Others	112	214	429	700
	4,405	4,566	13,047	11,944
Diamonds
Renard stream (ii)	2,452	-	6,168	2,055
Others	31	30	81	87
	2,483	30	6,249	2,142
Other metals
Kwale royalty	516	400	1,540	1,417
Others	2	4	2	23
	518	404	1,542	1,440

Total GEOs	22,484	16,739	66,338	47,284

Total GEOs, excluding GEOs earned on the Renard stream (ii)	20,032	16,739	60,170	45,229

(i) The Seabee mine restarted its operations during the second quarter of 2020 (after a shut-down due to COVID-19), and deliveries to Osisko restarted in October 2020.

(ii) In April 2020, the Renard diamond mine was placed on care and maintenance, given the structural challenges affecting the diamond market as well as the depressed prices for diamonds due to COVID-19. The mine restarted its operations in September 2020.

(iii) GEOs from the Renard diamond stream are subtracted when presenting Osisko's total attributable GEOs because cash flows from the Renard diamond stream are reinvested through a bridge loan with the operator until April 2022.

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

GEOs by Product

Average Metal Prices and Exchange Rate

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020

Gold(1)	$1,790	$1,909	$1,800	$1,735
Silver(2)	$24	$24	$26	$19

Exchange rate (US$/Can$)(3)	1.2600	1.3321	1.2514	1.3541

(1) The London Bullion Market Association's pm price in U.S. dollars.

(2) The London Bullion Market Association's price in U.S. dollars.

(3) Bank of Canada daily rate.

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

Royalty, Stream and Other Interests Portfolio Overview

As at September 30, 2021, Osisko owned a portfolio of 140 royalties, 10 streams and 3 offtakes, as well as 6 royalty options. Currently, the Company has 17 producing assets. The Cariboo royalty and the San Antonio stream are excluded from the total number of assets, as these assets, held by Osisko, are cancelled on the accounting consolidation of Osisko Development.

Portfolio by asset stage

Asset stage	Royalties	Streams	Offtakes	Total number of assets

Producing	11	6	-	17
Development (construction)	10	4	2	16
Exploration and evaluation	119	-	1	120
	140	10	3	153

Producing assets

Asset	Operator	Interest	Commodity	Jurisdiction

North America

Canadian Malartic	Agnico Eagle Mines Limited Yamana Gold Inc.	5% NSR royalty	Au, Ag	Canada
Eagle Gold	Victoria Gold Corp.	5% NSR royalty	Au	Canada
Éléonore	Newmont Corporation	2.2-3.5% NSR royalty	Au	Canada
Seabee	SSR Mining Inc.	3% NSR royalty	Au	Canada
Gibraltar	Taseko Mines Limited	75% stream	Ag	Canada
Island Gold	Alamos Gold Inc.	1.38-3% NSR royalty	Au	Canada
Pan	Fiore Gold Ltd.	4% NSR royalty	Au	USA
Lamaque	Eldorado Gold Corporation	1% NSR royalty	Au	Canada
Bald Mtn. Alligator Ridge / Duke & Trapper	Kinross Gold Corporation	1% / 4% GSR royalty	Au	USA
Parral(i)	GoGold Resources Inc.	2.4% stream	Au, Ag	Mexico
Renard(ii)	Stornoway Diamonds (Canada) Inc.	9.6% stream	Diamonds	Canada

Outside of North America
Mantos Blancos	Mantos Copper Holding SpA	100% stream	Ag	Chile
Sasa	Central Asia Metals plc	100% stream	Ag	Macedonia
Kwale	Base Resources Limited	1.5% GRR(iii)	Rutile, Ilmenite, Zircon	Kenya
Matilda	Wiluna Mining Corporation	1.65% stream	Au	Australia
Fruta del Norte	Lundin Gold Inc.	0.1% NSR royalty	Au	Ecuador
Brauna	Lipari Mineração Ltda	1% GRR(iii)	Diamonds	Brazil

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

Key development / exploration and evaluation assets)

Asset	Operator	Interest	Commodities	Jurisdiction

Altar	Aldebaran and Sibanye-Stillwater	1% NSR royalty	Cu, Au	Argentina
Arctic	South 32 / Trilogy Metals Inc.	1% NSR royalty	Cu	USA
Amulsar(iv)	Lydian Canada Ventures Corporation	4.22% Au / 62.5% Ag stream	Au, Ag	Armenia
Amulsar	Lydian Canada Ventures Corporation	81.9% offtake	Au	Armenia
Back Forty	Aquila Resources Inc.	18.5% Au / 85% Ag streams	Au, Ag	USA
Canadian Malartic Underground	Agnico Eagle Mines Limited Yamana Gold Inc.	3.0 - 5.0% NSR royalty	Au	Canada
Cariboo(v)	Osisko Development	5% NSR royalty	Au	Canada
Casino	Western Copper & Gold Corporation	2.75% NSR royalty	Au, Ag, Cu	Canada
Cerro del Gallo	Argonaut Gold Inc.	3% NSR royalty	Au, Ag, Cu	Mexico
Copperwood/White Pine(vi)	Highland Copper Company Inc.	3% NSR royalty	Ag, Cu	USA
Copperwood/White Pine(vi)	Highland Copper Company Inc.	3/26th NSR royalty	Ag	USA
Ermitaño	First Majestic Silver Corp.	2% NSR royalty	Au, Ag	Mexico
Hammond Reef	Agnico Eagle Mines Limited	2% NSR royalty	Au	Canada
Hermosa	South 32 Limited	1% NSR royalty	Zn, Mn, Pb, Ag	USA
Horne 5	Falco Resources Ltd.	90%-100% stream	Ag	Canada
Magino	Argonaut Gold Inc.	3% NSR royalty	Au	Canada
Ollachea	Kuri Kullu / Minera IRL	1% NSR royalty	Au	Peru
San Antonio(v)	Osisko Development	15% Au stream	Au, Ag	Mexico
Santana	Minera Alamos Inc.	3% NSR royalty	Au	Mexico
Spring Valley(vii)	Waterton Global Resource Management	2.5-3% NSR royalty	Au	USA
Upper Beaver	Agnico Eagle Mines Limited	2% NSR royalty	Au, Cu	Canada
Wharekirauponga (WKP)	OceanaGold Corporation	2% NSR royalty	Au	New Zealand
Windfall	Osisko Mining Inc.	2.0 - 3.0% NSR royalty	Au	Canada

(i) Effective April 29, 2021, the Parral offtake was converted into a 2.4% gold and silver stream.

(ii) Osisko became a 35.1% shareholder of the private entity holding the Renard diamond mine on November 1, 2019.

(iii) Gross revenue royalty ("GRR").

(iv) As at December 31, 2019, Lydian International Limited, the owner of the Amulsar project, was granted protection under the Companies' Creditors Arrangement Act. In July 2020, a credit bid was completed and Osisko became a 35.6% shareholder of Lydian Canada Ventures Corporation, which is the private entity now holding the Amulsar project in Armenia.

(v) The 5% NSR royalty on the Cariboo gold project and the 15% gold and silver stream on the San Antonio gold project held by Osisko are cancelled on the consolidation of Osisko Development by Osisko. As a result, they are not included in the total number of assets.

(vi) 3.0% NSR royalty on the Copperwood project. Upon closing of the acquisition of the White Pine project, Highland Copper Company will grant Osisko a 1.5% NSR royalty on all metals produced from the White Pine project, and Osisko's royalty on Copperwood will be reduced to 1.5%. Osisko also exercised in June 2021 a portion of its option and acquired a 3/26th NSR royalty on the silver production from Copperwood and White Pine (the remaining option can be exercised by Osisko for US$23.0 million).

(vii) The 3% NSR royalty is on the core resource area; a separate 1% is applicable on the periphery of the property.

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

Main Producing Assets

Geographical Distribution of Assets

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

Royalty, stream and offtake interests transactions

Spring Valley royalty portfolio

In April 2021, the Company acquired six royalties and one precious metals offtake, from two private sellers, for total cash consideration of US$26.0 million ($32.6 million). The acquisitions were funded through cash on hand. Four of the royalties are on claims overlying the Spring Valley project, and increase the Company's current NSR royalty on Spring Valley from 0.5% to between 2.5% - 3.0% (sliding scale royalty percentages as long as gold prices are above US$700 per ounce). Immediately to the north of Spring Valley lies the Moonlight exploration property, where Osisko has agreed to acquire a 1.0% NSR royalty. Osisko has also agreed to acquire a 0.5% NSR royalty and 30% gold and silver offtake right covering the Almaden Project in western Idaho.

Conversion of the Parral offtake to a gold and silver stream

In April 2021, GoGold and Osisko Bermuda entered into an agreement to convert the current gold and silver offtake into a gold and silver stream. Under the stream, Osisko Bermuda will receive, effective April 29, 2021, 2.4% of the gold and silver produced from tailings piles currently owned or acquired by GoGold, with a transfer price of 30% of the gold and silver spot prices. Osisko has currently no other offtake agreement in production.

Tocantinzinho royalty

In July 2021, Osisko entered into a royalty transfer agreement with Sailfish Royalty Corp. ("Sailfish") pursuant to which Osisko purchased a 2.75% NSR royalty on the Tocantinzinho gold project ("Tocantinzinho"), located in Brazil, and operated by G Mining Ventures Corp. (formerly owned by Eldorado Gold Corporation) for cash consideration of US$10 million ($12.6 million). The operator of Tocantinzinho has a one-time buy-down option in relation to the royalty. At the time of project construction the operator may make a payment of US$5.5 million to reduce the royalty percentage by 2% resulting in a royalty of 0.75%. Pursuant to a pre-existing agreement entered into by Sailfish, the buy-down payment is payable to the original royalty owners.

Horne 5 stream

In August 2021, the Company made a payment of $10.0 million under its silver stream agreement with Falco Resources Ltd., an associate. The payment corresponds to half of the $20.0 million second instalment payment, which was payable at the receipt of all necessary material third-party approvals, licenses, rights of way and surface rights on the Horne 5 property.

Canadian Malartic Royalty (Agnico Eagle Mines Limited and Yamana Gold Inc.)

The Company's cornerstone asset is a 5% NSR royalty on the Canadian Malartic open pit mine which is located in Malartic, Québec, and operated by the Canadian Malartic General Partnership (the  "Partnership") formed by Agnico Eagle Mines Limited ("Agnico Eagle") and Yamana Gold Inc. ("Yamana") (together the "Partners").

Osisko also holds a 5.0% NSR royalty on the East Gouldie and Odyssey South deposits, a 3.0% NSR royalty on the Odyssey North deposit and a 3-5% NSR on the East Malartic deposit, which are located adjacent to the Canadian Malartic mine.

Update on operations

On January 25, 2021, Yamana reported production guidance of 700,000 ounces of gold at Canadian Malartic for the year 2021.

On October 27, 2021, Agnico Eagle reported gold production of 173,206 ounces during the third quarter at Canadian Malartic. Gold production increased compared to the prior-year period primarily due to higher throughput levels and higher gold grades. The higher throughput primarily resulted from strong operational performance, with a record quarterly production excavated from the pits (18.9 million tonnes) and a record quarterly ore milled (5.83 million tonnes or 63,348 tonnes per day). The higher gold grade primarily resulted from increased sourcing of ore from the higher grade Barnat pit in the third quarter of 2021.

For more information, refer to Yamana's press release dated January 25, 2021 entitled "Yamana Gold Provides 2021-2023 Guidance and Ten-Year Overview" and Agnico Eagles' press release dated October 27, 2021 entitled "Agnico Eagle Reports Third Quarter 2021 Results - Meliadine and Laronde Mines Drive Record Quarterly Gold Production; 2021 Guidance Maintained; Reintegration of Nunavummiut Workforce at Meliadine and Meadowbank Completed; Development and Exploration Activities Progressing as Planned at Odyssey; Proposed Merger of Equals Announced With Kirkland Lake Gold", both filed on www.sedar.com.

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

Odyssey Underground Mine Project Construction

Following the completion of an internal technical study in late 2020, the Partnership has approved the construction of a new underground mining complex at the Odyssey project. The project is described in a NI 43-101 Preliminary Economic Assessment technical report filed on SEDAR in March 2021. The basis for the mine plan is a potentially mineable resource of 7.29 million ounces (6.18 million tonnes of 2.07 g/t Au indicated resources and 75.9 million tonnes of 2.82 g/t Au inferred resources). The East Gouldie deposit makes up most of this mineral inventory, whose total inferred resources contains 6.42 million ounces (62.9 million tonnes of 3.17 g/t Au). Combined with the East Malartic and Odyssey deposits the total underground inferred resources contains 13.8 million ounces (177.5 million tonnes of 2.42 g/t Au), as well as indicated resources of 0.86 million ounces (13.3 million tonnes of 2.01 g/t Au). More detail can be found in Agnico Eagles' press release dated February 11, 2021 entitled "Agnico Eagle Reports Fourth Quarter and Full Year 2020 Results" and filed on www.sedar.com.

The Odyssey project hosts three main underground-mineralized zones, which are East Gouldie, East Malartic, and Odyssey, the latter of which is sub-divided into the Odyssey North, Odyssey South and Odyssey Internal zones. For the purpose of the technical study, mineable stope shapes were generated using a gold price of US$1,250 per ounce, consistent with the price used for estimating Canadian Malartic open pit mineral reserves. The shallow mineralized zones located above 600 metres below surface will be mined using a ramp from surface. The deeper mineralized zones will be mined with a production shaft. In December 2020, ramp development was started on the Odyssey project in order to facilitate underground conversion drilling in 2021 and provide access to the Odyssey and East Malartic deposits.

Ramp development, with 1,118 metres completed at then end of the third quarter of 2021, remains ahead of schedule and below budget. The excavation of the first ventilation raise was started and advanced by 25 metres. The contract for the shaft sinking is expected to be awarded in the fourth quarter of 2021. The sinking infrastructure procurement is on schedule and on budget, with shaft sinking expected to start in the fourth quarter of 2022. The concrete headframe slipform pour started on September 29, 2021 and was completed in October 2021. The structural steel installation is expected to start in the fourth quarter of 2021. The headframe construction is on schedule and on budget. Production via the ramp is expected to begin at Odyssey South in late 2023, increasing up to 3,500 tonnes per day in 2024. Collaring of the shaft and installation of the headframe commenced in the second quarter of 2021, with shaft sinking activities expected to begin in late 2022. The shaft will have an estimated depth of 1,800 metres, an expected capacity of approximately 20,000 tonnes per day, and the first loading station is expected to be commissioned in 2027 with modest production from East Gouldie. The East Malartic shallow area and Odyssey North are scheduled to enter into production in 2029 and 2030 respectively.

Average annual payable production is approximately 545,400 ounces of gold from 2029 to 2039, with total cash costs per ounce of approximately US$630. Using a gold price of US$1,550 per ounce and a C$/US$ foreign exchange rate assumption of 1.30, the Odyssey project has an after-tax internal rate of return of 17.5% and an after-tax net present value (at a 5% discount rate) of US$1.143 billion. The project has excellent exploration potential and is currently expected to have a mine life of 17 years.

At Odyssey, the East Gouldie deposit has the highest tonnage and grade and contains more than 70% of the total ounces in the current mine plan. The focus of the ongoing diamond drilling campaign from surface is to further define high quality mineral resources by the beginning of 2023 with a drill hole spacing of 75 metres.  Improving the geological confidence of the mineral resources is expected to further de-risk the future production.  With additional exploration, the company believes that additional mineralization will come into the mine plan in the coming years.

Drill hole RD21-4680A intersected 2.7 g/t Au over an estimated true width of 10.9 metres at 1,995 metres depth, including 3.1 g/t over 7.2 metres at 1,993 metres depth. This mineralized interval is located on the projection of the East Gouldie plane and exhibits a similar mineralization style to East Gouldie, with disseminated pyrite associated with sheared and altered metasedimentary rock. This new intercept is located 970 metres east of the easternmost drill hole completed to date into the East Gouldie mineralized envelope and 1,150 metres from the current eastern limit of the East Gouldie mineral resources reported at year-end 2020. The Company considers this result significant as it opens the possibility for significant expansion of the East Gouldie zone to the east.

The above intercept in hole RD21-4680A is within the Canadian Malartic property and only 120 metres west of the boundary with the contiguous Rand Malartic property; and likely within Osisko's 5% NSR boundary. Exploration will continue with wide step out drilling planned on both the Rand Malartic and Canadian Malartic properties to define the extent of the new mineralized zone in this area.

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

For additional information, please refer to Yamana's press release dated April 28, 2021 entitled "Yamana Gold Reports Strong First Quarter 2021 Production Results and Cash Flows; Canadian Malartic and Minera Florida Post Standout Quarters; Jacobina Achieves All-Time Monthly High Production in March; Adopts Comprehensive Tailings Management Strategy at Jacobina that Includes Hydraulic Backfill; Identifies Potentially Significant Extension to East Gouldie Zone" and Agnico Eagle's press release dated July 8, 2021 entitled "Agnico Eagle Provides an Update on Exploration Results for H1 2021: Discovery of a New Mineralized Horizon 400m South of East Gouldie Deposit; Additional High-Grade Gold-Copper in Footwall Zone at Upper Beaver in Kirkland Lake; Exploration at Hope Bay Confirms Expansion Potential of Doris and Madrid Deposits; Drilling at Kittila Yields Deepest Ore Grade Intersection", both filed on www.sedar.com.

Malartic Exploration Update

On September 7, 2021, Yamana provided an update on the ongoing exploration programs at Canadian Malartic. The district exploration program has discovered a deep eastern extension of the East Gouldie structure as well as a new zone located 400 metres south of East Gouldie, and intercepted further promising mineralization below the known East Amphi deposit. These results support the continued growth of Canadian Malartic as it transitions from an open pit mine to a large underground operation with a decades-long mine life. Drilling highlights in the East Gouldie infill area include the following estimated true width intercepts: 6.2 g/t Au over 61.7 metres including 10.9 g/t Au over 21.0 metres at 1,102 metres depth (MEX19-154WC).

East Amphi is located three kilometres northwest of the Canadian Malartic pit. To date, 7,900 metres of drilling have been completed at East Amphi and results indicate the presence of significant mineralization at depth below the historic workings. Two zones are being defined with new intercepts in the Nessie zone of 2.16 g/t Au over an estimated true width of 17.19 metres in drill hole EA20-4187, and 14.13 g/t Au over an estimated true width of 1.70 metres in drill hole EA21-4196. Follow up drilling of the adjacent Kraken zone, returned an intercept of 2.01 g/t Au over an estimated true width of 29.77 metres.

Recent results in the Chert zone also suggest the potential to add additional mineral resources between the East Malartic and East Gouldie deposits. The size and shape of the Chert zone is not well understood yet, but recent results of drill hole MEX20-164WD, returned 7.0 g/t Au over 77.9 metres core length at 890 metres depth. At East Amphi, recent work suggests that the mineralization remains open at depth below the historical underground mine, with hole EA21-4197 intersecting 2.0 g/t Au over an estimated true width of 29.8 metres at 544 metres depth. This broad mineralized zone is comprised of several higher-grade sub-zones.

For additional information, please refer to Agnico Eagle's press release dated July 8, 2021 entitled "Agnico Eagle Provides an Update on Exploration Results for H1 2021: Discovery of a New Mineralized Horizon 400m South of East Gouldie Deposit; Additional High-Grade Gold-Copper in Footwall Zone at Upper Beaver in Kirkland Lake; Exploration at Hope Bay

Confirms Expansion Potential of Doris and Madrid Deposits; Drilling at Kittila Yields Deepest Ore Grade Intersection", Agnico Eagle's press release dated October 27, 2021 entitled "Agnico Eagle Reports Third Quarter 2021 Results - Meliadine and Laronde Mines Drive Record Quarterly Gold Production; 2021 Guidance Maintained; Reintegration of Nunavummiut Workforce at Meliadine and Meadowbank Completed; Development and Exploration Activities Progressing as Planned at Odyssey; Proposed Merger of Equals Announced With Kirkland Lake Gold" and Yamana's press release dated September 7, 2021 entitled "Yamana Gold Reports Positive Exploration Results at Its Producing Mines; New Zones and Targets Identified at All Operations With the Potential to Significantly Expand the Mineral Resource Base and Increase Mine Life; East Gouldie Results Highlight Continuity and Scale of the Zone", all filed on www.sedar.com.

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

Mantos Blancos Stream (Mantos Copper Holding SpA)

Osisko owns a 100% silver stream on the Mantos Blancos mine, which is owned and operated by Mantos Copper Holding SpA ("Mantos"), a private mining company focused on the extraction and sale of copper. Mantos owns and operates the Mantos Blancos mine and Mantoverde project, located in the Antofagasta and Atacama regions in northern Chile.

Under the stream, Osisko will receive 100% of the payable silver from the Mantos Blancos copper mine until 19.3 million ounces have been delivered (2.6 million ounces have been delivered at September 30, 2021), after which the stream percentage will be 40%. The purchase price for the silver under the Mantos Blancos stream is 8% of the monthly average silver market price for each ounce of refined silver sold and delivered and/or credited by Mantos to Osisko Bermuda Limited ("OBL"), a wholly-owned subsidiary of Osisko.

Update on operations

As per Mantos, production at the Mantos Blancos mine and concentrator plant for the third quarter of 2021 of 180,751 ounces of payable silver was lower than the 201,958 ounces of payable silver in the second quarter of 2021, mainly due to lower grades (6.26 g/t vs 7.92 g/t), partially offset by higher material milled and higher recoveries (79.6% vs 78.7%).

The Mantos Blancos Concentrator Debottlenecking Project ("MB-CDP") has achieved a total construction and pre-commissioning progress of 99%. Several project areas are already in operation and the critical path associated with the new grinding area is expected to be commissioned during the fourth quarter of 2021. The main project milestone, the Facility Practical Completion date, remains scheduled for the first quarter of 2022.

The expansion is expected to increase the throughput of the operation's sulphide concentrator plant from 4.3 million tonnes per year to 7.3 million tonnes per year and extend the life of the mine to 2035. Life-of-mine deliveries of refined silver to Osisko following commissioning of the expansion are expect to total approximately 14.5 million ounces, with annual deliveries during the first five years expected to average approximately 1.3 million ounces of refined silver.

Eagle Gold Royalty (Victoria Gold Corp.)

Osisko owns a 5% NSR royalty on the Dublin Gulch property, which hosts the Eagle Gold mine, owned and operated by Victoria Gold Corp ("Victoria"). The Dublin Gulch gold property is situated in central Yukon Territory, Canada. The Eagle Gold mine poured its first gold on September 18, 2019.

On October 8, 2019, Victoria made its first shipment of doré from the Eagle Gold mine and on July 1, 2020, commercial production was declared.

Update on operations

On March 1, 2021, Victoria reported production guidance of 180,000 - 200,000 ounces of gold at the Eagle Gold mine. Mining, crushing and ore stacking on the heap leach pad are all expected to operate at full capacity during 2021 while gold production, which lags mining and stacking activities in heap leach operations, will continue to build up through the first half of 2021 reaching full capacity in the second half of 2021. Gold production is expected to be strongly weighted to the second half of the year due to the seasonal stacking of ore on the Eagle leach pad, which is curtailed for the 90 coldest days of the year, from January through March. During this no stacking period, mining operations, primary crushing and stockpiling of ore continues with ongoing leaching and gold production.

On April 6, 2021, Victoria announced the initiation of the "Project 250", aimed at increasing the average annual gold production of the Eagle gold mine to 250,000 ounces gold by 2023. The two primary opportunities to increase production are the scalping of fine ore from the crushing circuit and adjusting the seasonal stacking plan. Scalping of fine ore is expected to reduce wear and energy requirements as well as increase overall capacity of the crushing circuit. Further investigation is underway on year-round stacking of ore to the heap leach pad. Early engineering on Project 250 is expected to be complete in the second half of 2021.

On September 12, 2021, Victoria reported record production of 20,744 ounces of gold in August with more than 1 million tonnes of ore stacked on the heap leach pad in each of July and August. Eagle’s August production of 20,744 ounces of gold represents a 65% increase from the same period of 2020. Moreover, ore tonnes stacked on the heap leach pad reported monthly record levels with the achievement of 1.2 and 1.1 million tonnes respectively. Additionally, the company provided an update on its 15,000-metre exploration campaign. To date in 2021, Victoria Gold has completed approximately 10,000 metres of drilling, in 45 diamond drill holes, focusing on near-surface high-grade gold targets at the Raven and Lynx zones as well as the past-producing Rex-Peso silver target.

On October 12, 2021 Victoria reported gold production in the third quarter of 2021 of 55,827 ounces, a 58% increase from the same period in 2020. Ore tonnes mined in the third quarter of 2021 were 49% higher than the same period of 2020, waste tonnes mined were 13% lower and total tonnes mined were 7% higher while the strip ratio fell from 2.1 to 1.2 year over year. Tonnes stacked were 72% higher in the third quarter of 2021 versus the third quarter of 2020.

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

Reserve and resource estimates

The Eagle and Olive deposits include proven and probable reserves of 3.3 million ounces of gold at July 1, 2019, from 155 million tonnes of ore with an average grade of 0.65 g/t Au, as outlined in a Technical Report, dated December 6, 2019.  At July 1, 2019, the Eagle pit was estimated to contain 4.4 million ounces of gold in the measured and indicated category (217 million tonnes averaging 0.63 g/t Au), inclusive of proven and probable reserves, and a further 0.4 million ounces in the inferred category (21 million tonnes averaging 0.52 g/t Au). The Olive pit was estimated to contain 0.3 million ounces of gold in the measured and indicated category (10 million tonnes averaging 1.07 g/t Au), inclusive of proven and probable reserves, and a further 0.2 million ounces in the inferred category (7 million tonnes averaging 0.89 g/t Au).

For additional information, please refer to Victoria's press release dated March 1, 2021 entitled "Victoria Gold: Eagle Gold Mine 2021 Production Guidance", Victoria's press release dated April 6, 2021 entitled "Victoria Gold: Eagle Gold Mine Q1 2021 Operational Highlights", Victoria's press release dated September 12, 2021 entitled "Eagle Gold Mine Produces over 20,000 ozs in August" and Victoria's press release dated October 12, 2021 entitled "Victoria Gold's Eagle Gold Mine Produces 55,827 Ounces Gold in Q3 2021", all filed on www.sedar.com.

Éléonore Royalty (Newmont Corporation)

Osisko owns a sliding scale 2.2% to 3.5% NSR royalty on the Éléonore gold property located in the Province of Québec and operated by Newmont Corporation ("Newmont"). Osisko currently receives a NSR royalty of 2.2% on production at the Éléonore mine.

Update on operations

On December 8, 2020, Newmont provided 2021 guidance for the Éléonore mine of 270,000 ounces of gold.

On October 28, 2021, Newmont announced sales of 58,000 gold ounces in the third quarter of 2021 for a total of 186,000 gold ounces in the first nine months of 2021.

Reserve and resource estimates

On February 10, 2021, Newmont updated its mineral reserve and resource estimates for the Éléonore mine as at December 31, 2020. Proven and probable gold mineral reserves and resources remained relatively unchanged after depletion. Proven and probable gold mineral reserves as of December 31, 2020 totaled 1.26 million ounces (7.8 million tonnes grading 5.0 g/t Au). Measured and indicated gold mineral resources as of December 31, 2020 were estimated at 0.44 million ounces (3 million tonnes grading 4.51 g/t Au). Inferred gold mineral resources as of December 31, 2020 were estimated at 0.46 million ounces (2.5 million tonnes grading 5.65 g/t Au).

For additional information, please refer to Newmont press release dated February 10, 2021 entitled "Newmont Reports 2020 Mineral Reserves of 94 Million Gold Ounces Replacing 80 Percent of Depletion", Newmont's press release dated December 8, 2020 entitled "Newmont Provides 2021 and Longer-term Outlook", and Newmont's press release dated October 28, 2021 entitled "Newmont Announces Third Quarter 2021 Results", all filed on www.sedar.com.

Sasa Stream (Central Asia Metals plc)

Osisko, through OBL, owns a 100% silver stream on the Sasa mine, operated by Central Asia Metals plc ("Central Asia") and located in Macedonia. The Sasa mine is one of the largest zinc, lead and silver mines in Europe, producing approximately 30,000 tonnes of lead, 22,000 tonnes of zinc and 400,000 ounces of silver in concentrates per annum. OBL's entitlement under the Sasa stream applies to 100% of the payable silver production in exchange for US$5 per ounce (plus refining costs) of refined silver increased annually from 2017, based on inflation (currently US$5.96 per ounce).

Update on operations

On October 7, 2021, Central Asia reported sales of 238,535 ounces of payable silver for the first nine months of 2021 (including 87,526 ounces in the third quarter of 2021).

For more information on the Sasa mine, refer to Central Asia's press release dated October 7, 2021, entitled "Q3 2021 Operations Update" available on their website at www.centralasiametals.com.

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

Seabee Royalty (SSR Mining Inc.)

Osisko holds a 3% NSR royalty on the Seabee gold operations operated by SSR Mining Inc. ("SSR Mining") and located in Saskatchewan, Canada.

Update on operations

On January 19, 2021, SSR Mining reported that it expects to produce 95,000 to 105,000 ounces of gold at Seabee in 2021.

On November 3, 2021, SSR Mining announced production of 22,589 ounces of gold in the third quarter of 2021 as head grades of 7.7 g/t Au were in line with the plan. Despite scheduled mill maintenance in the quarter, throughput averaged 991 tonnes per day. The Seabee mill processed a record 1,400 tonnes per day in September.

Update on exploration

On September 13, 2021, SSR Mining announced positive results from 127 drill holes for its Seabee mine and adjacent targets in Saskatchewan, Canada. Drill highlights include 19.16 g/t Au over 6.98 metres at Gap Hanging Wall, 16.31 g/t Au over 3.56 metres at Santoy Hanging Wall and 25.97 g/t Au over 1.49 metres at the Joker target. The company indicated that the recent drill results at Seabee support the potential for mine life extension and/or an increase in production rates.

Reserve and resource estimates

On March 30, 2021, SSR Mining reported its updated mineral reserves and mineral resources as of December 31, 2020. At the Seabee gold operation, exploration activities were impacted in 2020 due to the COVID-19 pandemic, limiting exploration during the year. Mineral reserves totaled 493,000 ounces of gold (1.6 million tonnes at an average gold grade of 9.83 g/t) at year-end 2020, a decrease of 1% compared to year-end 2019. The slight decrease in reserves is due to depletion at Santoy 8 and 9, offset by mineral resource to reserve conversion at Santoy 8 and 9 and the Gap HW based on infill drilling. Measured and indicated mineral resources totaled 1,003,000 ounces of gold (3.0 million tonnes at an average gold grade of 10.38 g/t) at year-end 2020, compared to 1,050,000 ounces (3.1 million tonnes at an average gold grade of 10.61 g/t) at year-end 2019. At year-end 2020, inferred mineral resources totaled 507,000 ounces of gold (2.03 million tonnes at an average gold grade of 7.77 g/t) compared to 583,000 ounces of gold (2.13 million tonnes at an average gold grade of 8.50 g/t) at year-end 2019, with the majority of the decrease resulting from the upgrading of some of the Gap HW and Santoy 9 inferred resources to measured and indicated mineral resources. Mineral resources and reserves development drilling will continue at Seabee in 2021 with a focus on Gap HW and the newly discovered adjacent Santoy hanging wall.

For more information, refer to SSR Mining's press release dated January 19, 2021 entitled "SSR Mining Achieves 2020 Production Guidance and Provides Full Year 2021 Outlook of 720,000 to 800,000 Gold Equivalent Ounces at AISC of $1,050 to $1,110 per Ounce", SSR Mining's press release dated March 30, 2021 entitled "SSR Mining Reports Mineral Reserves And Resources for Year-End 2020", SSR Mining's press release dated September 13, 2021 entitled "SSR Mining Announces Positive Exploration Results at Seabee, Including 19.16 g/t Au over 6.98 Metres" and SSR Mining's press release dated November 3, 2021 entitled "SSR Mining Reports Third Quarter 2021 Results", all filed on www.sedar.com.

Gibraltar Stream (Taseko Mines Limited)

Osisko owns a 100% silver stream on Taseko Mines Limited's ("Taseko") attributable portion of the Gibraltar copper mine ("Gibraltar"), held by Gibraltar Mines Ltd. ("Gibco") and located in British Columbia, Canada. Under the stream agreement, Osisko will receive from Taseko an amount equal to 100% of Gibco's share of silver production (representing 75% of the Gibraltar mine production) until the delivery to Osisko of 5.9 million ounces of silver and 35% of Gibco's share of silver production thereafter. Since April 2020, there is no transfer price for the silver ounces acquired. As of September 30, 2021, a total of 0.8 million ounces of silver have been delivered under the stream agreement.

Gibraltar produced 34.5 million pounds of copper in the third quarter of 2021, a 29% increase over the prior quarter. Higher metal production led to production costs that were 22% lower than the previous quarter. During the third quarter, the Gibraltar pit started producing ore to supplement existing production from the Pollyanna pit. The combined ore feed is being efficiently processed and the transition to the Gibraltar pit will continue over the next few quarters.

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

For more information, refer to Taseko's press release dated November 3, 2021 entitled "Taseko Reports Significantly Improved Adjusted EBITDA* of $76 Million for the Third Quarter 2021"

Island Gold Royalty (Alamos Gold Inc.)

Osisko owns NSR royalties ranging from 1.38% to 3.00% on the Island Gold mine property (certain parts of the property are not covered by the royalties), operated by Alamos Gold Inc. ("Alamos") and located in Ontario, Canada. In August 2020, the Company acquired the remaining 15% royalty interests that it did not already hold in a portfolio of assets, including NSR royalties on the Island Gold mine.

Update on operations

On December 9, 2020, Alamos reported its 2021 guidance for Island Gold of 130,000 to 145,000 ounces of gold.

On October 27, 2021, Alamos reported gold production of 28,000 ounces at Island Gold in the third quarter of 2021, a decrease from the comparative period reflecting lower planned grades mined. Through the first nine months of 2021, Island Gold produced 103,400 ounces, and announced it remained well positioned to meet full year production guidance. Mill throughput averaged 1,081 tonnes per day in the third quarter, a decrease from the first half of the year and below annual guidance of 1,200 tonnes per day due to approximately eight days of downtime for unplanned maintenance in July. The mill operated at full capacity in August and September.

Phase III expansion activities focused on permitting, detailed engineering and procurement of long lead-time items. Contracts were awarded for shaft sinking, headworks, and shaft site surface works.

On July 14, 2020, Alamos reported results of the positive Phase III expansion study conducted on its Island Gold mine. Based on the results of the study, Alamos is proceeding with an expansion of the operation to 2,000 tonnes per day. This follows a detailed evaluation of several scenarios which demonstrated the shaft expansion as the best option, having the strongest economics, being the most efficient and productive, and the best positioned to capitalize on further growth in mineral reserves and resources. The Phase III expansion is expected to drive average annual gold production to 236,000 ounces per year starting in 2025 upon completion of the shaft, representing a 70% increase from 2020 production. The Phase III expansion study was based on mineral reserves and resources at Island Gold as of December 31, 2019 and does not include the significant growth over the past year as outlined in the 2020 year-end Mineral Reserve and Resource statement. Alamos is currently focused on permitting and detailed engineering of the shaft and associated infrastructure, including the hoisting plant and surface civil works. Shaft expansion permitting is anticipated to be completed in 2022 with the sinking of the shaft expected to begin in 2023.

Reserves and resources

On February 23, 2021, Alamos reported its updated mineral reserves and resources as of December 31, 2020. Island Gold's mineral reserves and resources increased a combined 1.0 million ounces, net of mining depletion, including: an 8% increase in proven and probable mineral reserves to 1.3 million ounces (4.2 million tonnes grading 9.71 g/t Au), a 40% increase in inferred mineral resources to 3.2 million ounces (6.9 million tonnes grading 14.43 g/t Au) with grades also increasing 9%, reflecting further higher grade additions in Island East, for combined mineral reserves and resources now total 4.7 million ounces, a 27% increase from the end of 2019. Growth highlights significant upside potential to Phase III Expansion Study.

Exploration update

On June 15, 2021, Alamos reported the best hole drilled to date at the Island Gold mine with 71.2 g/t Au (39.2 g/t cut) over 21.3 metres true width. This hole is outside of existing resources and extends mineralization further into Osisko's 3% NSR royalty claims. Exploration success over the past year has continued driving another one million ounce increase in resources and reserves at Island Gold and the latest results are expected to add further resource growth. The ore body remains open laterally and down plunge highlighting the ongoing upside to the Phase III Expansion.

Drilling activites were limited in the third quarter by drilling contractor availability constraints, however, this improved later in the quarter and an exploration update is expected in the fourth quarter of 2021.

For more information, refer to Alamos' press release dated December 9, 2020 entitled "Alamos Gold Provides 2021 Production and Operating Guidance", Alamos' press release dated February 23, 2021 entitled "Alamos Gold Reports Mineral Reserves and Resources for the Year-Ended 2020", Alamos' press release dated June 15, 2021 entitled "Alamos Gold Reports Best Hole Drilled to Date at Island Gold (71.21 g/t Au (39.24 g/t cut) over 21.33 m true width), Extending High-Grade Gold Mineralization Down-Plunge from Existing Mineral Resources", Alamos' press release dated July 28, 2021 entitled "Alamos Gold Reports Second Quarter 2021 Results" and Alamos' press release dated October 27, 2021 entitled "Alamos Gold Reports Third Quarter 2021 Results", all filed on www.sedar.com.

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

Renard Stream (Stornoway Diamonds (Canada) Inc.)

Osisko owns a 9.6% diamond stream on the Renard diamond mine operated by Stornoway Diamonds (Canada) Inc. ("Stornoway") and located approximately 350 kilometres north of Chibougamau in the James Bay region of north-central Québec. The Renard stream is secured by a first-ranking security interest over all assets and properties of Stornoway.

A credit bid transaction was closed on November 1, 2019 and Osisko became a 35.1% shareholder of the company holding the Renard diamond mine, Stornoway Diamonds (Canada) Inc., which is considered as an associate since that date.

Under the stream agreement, upon the completion of a sale of diamonds, Osisko remits to Stornoway a cash transfer payment which equals to the lesser of 40% of achieved sales price and US$40 per carat. For the purpose of calculating stream remittances, Stornoway shall separately sell any diamonds smaller than the +7 DTC sieve size that are recovered in excess of the maximum agreed-upon proportion within a sale of run of mine ("ROM") diamonds (the excess small diamonds, or incidentals). In this manner, Stornoway shall restrict the proportion of small diamonds contained in a ROM sale such that the streamers and Stornoway will be fully aligned on upside price exposure with downside protection on price and product mix.

Update on operations

Stornoway announced in April 2020 that it had decided to keep the mine on care and maintenance, given the structural challenges affecting the diamond market sales as well as the depressed prices for diamonds due to COVID-19. The mine restarted its activities in September 2020.

Stornoway's focus has been on cost reduction while the diamond market recovers. During the first quarter of 2021, the company sold 444,936 carats at an average price of US$74.03 per carat, a significant improvement over pre-COVID pricing levels. During the second quarter of 2021, the company sold 439,028 carats at an average price of US$83.80 per carat and during the third quarter of 2021, the company sold 468,354 carats at an average price of US$97.85 per carat. The last sale that was completed at the end of October had an average price of US$104.29 per carat, a continued upward trend.

Stornoway's cost reductions, coupled with strengthening diamond prices resulted in positive cash generation from Renard and no additional drawdowns on the company's working capital facility during the first nine months of 2021. Osisko has agreed to defer payments from the stream until April 2022. Payments can be made prior to this date if the financial situation of Stornoway permits.

Equity Investments

The Company's assets include a portfolio of shares, mainly of publicly traded exploration and development mining companies. Osisko invests, and intends to continue to invest, from time to time in companies where it holds a royalty, stream or other interest and in various companies within the mining industry for investment purposes and with the objective of improving its ability to acquire future royalties, streams or other interests. In addition to investment objectives, in some cases, the Company may decide to take a more active role, including providing management personnel and/or administrative support, as well as nominating individuals to the investee's board of directors. These investments are reflected in investments in associates in the consolidated financial statements and include mainly Osisko Mining Inc. ("Osisko Mining"), Osisko Metals Inc. ("Osisko Metals") and Falco Resources Ltd. ("Falco"). Certain equity positions, including Falco, were transferred to Osisko Development as part of the reverse take-over transaction completed in the fourth quarter of 2020.

Osisko Gold Royalties and Osisko Development may, from time to time and without further notice except as required by law or regulations, increase or decrease their investments at their discretion.

During the three and nine months ended September 30, 2021, Osisko acquired equity investments for $13.8 million and $20.7 million ($10.0 million and $15.5 million acquired by Osisko Gold Royalties Ltd and $3.8 million and $5.2 million acquired by Osisko Development, respectively) and disposed investments for nil and $28.1 million (nil and $4.9 million sold by Osisko Gold Royalties Ltd and nil and $23.2 million sold by Osisko Development, respectively).

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

Fair value of marketable securities

The following table presents the carrying value and fair value of the investments in marketable securities (excluding notes and warrants) as at September 30, 2021 (in thousands of dollars):

	Osisko Gold Royalties		Osisko Development		Consolidated
Investments	Carrying value (i)	Fair Value (ii)	Carrying value (i)	Fair value (ii)	Carrying value (i)	Fair value (ii)
	$	$	$	$	$	$

Associates	113,125	129,677	12,910	29,999	126,035	159,676
Other	38,937	38,937	59,519	59,519	98,456	98,456
	152,062	168,614	72,429	89,518	224,491	258,132

(i) The carrying value corresponds to the amount recorded on the consolidated balance sheet, which is the equity method for investments in associates and the fair value for the other investments, as per IFRS 9, Financial Instruments.

(ii) The fair value corresponds to the quoted price of the investments in a recognized stock exchange as at September 30, 2021.

Main Investments

The following table presents the main investments of the Company in marketable securities as at September 30, 2021:

Investment	Company Holding the Investment	Number of Shares Held	Ownership
			%

Osisko Mining	Osisko Gold Royalties	50,023,569	14.3
Osisko Metals	Osisko Gold Royalties	31,127,397	16.3
Falco	Osisko Development (i)	46,885,240	18.1
Mineral Alamos	Osisko Development (i)	76,080,000	17.2

(i) The investments are held by Barkerville Gold Mines Ltd, a wholly-owned subsidiary of Osisko Development.

Osisko Mining Inc.

Osisko Mining is a Canadian gold exploration and development company focused on its Windfall gold project. Osisko holds a 2.0% - 3.0% NSR royalty on the Windfall gold project, for which a positive preliminary economic assessment was released in April 2021.

In February 2021, Osisko Mining announced an updated mineral resource estimate on Windfall, increasing the measured and indicated mineral resource estimate by 54% and the measured and indicated mineral resource grade to 9.6 g/t Au. The measured and indicated mineral resources on the Windfall gold project are now estimated at 1,857,000 ounces (6,023,000 tonnes grading 9.6 g/t Au) and inferred mineral resources are estimated at 4,244,000 ounces (16,401,000 tonnes grading 8.0 g/t Au. For more information, refer to Osisko Mining's press release dated February 17, 2021 entitled "Osisko Mining Updates Windfall Mineral Resource Estimate", filed on www.sedar.com.

In March 2021, Osisko Mining announced that it has placed an order for grinding equipment and ancillaries from FLSmidth, a leading technology and equipment supply company, for its 100% owned Windfall gold project. The order consists of a 7.3 metres (24 foot) diameter x 3.4 metres (11 foot) long gear-driven semi-autogenous grinding (SAG) mill and a 5.2 metres (17 foot) diameter x 9.4 metres (31 foot) long gear-driven ball mill.  The grinding mills have a capacity of processing up to 176.6 dry tonnes per hour, or 3,900 tonnes per day based on 92% availability.  The equipment is expected to be delivered to the Windfall project in the second half of 2022. Installation will follow pending successful receipt of all permits and authorizations. For more information, refer to Osisko Mining's press release dated March 9, 2021 entitled "Osisko Mining Orders Milling Equipment for Windfall", filed on www.sedar.com.

In April 2021, Osisko Mining released an updated preliminary economic assessment with a 39% after-tax internal rate of return and a $1.5 billion after-tax net present value, using a gold price of US$1,500 per ounce. The updated preliminary economic assessment shows an average gold production of 238,000 ounces per year of an 18 year life-of-mine. The first seven years of full production is expected to average 300,000 ounces per year at an average diluted grade of 8.1 g/t Au. For more information, refer to Osisko Mining's press release dated April 7, 2021 entitled "Osisko Mining Delivers Positive PEA Update for Windfall", filed on www.sedar.com.

On September 14, 2021, Osisko Mining reported that drilling had confirmed the Golden Bear discovery zone ("D1") and also identified two new mineralized zones ("D2" and "D3"). All three zones display alteration, sulfide mineralization and local visible gold, and all three remain open up and down plunge and along strike. Drill hole OSK-UB-21-273 returned 67.10 g/t Au over 2.0 metres; this intercept occurred 60 metres upplunge from the discovery intercept previously reported (27.40 g/t Au over 6.7 metres). Osisko Mining also released several batches of drill results illustrating the high grade nature of the deposits at Windfall, including 2,181 g/t Au over 2.5 metres at Lynx on August 3, 2021.

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

For more information, please refer to Osisko Mining's press releases available on www.sedar.com and on their website (www.osiskomining.com).

As at September 30, 2021, the Company held 50,023,569 common shares representing a 14.3% interest in Osisko Mining (14.5% as at December 31, 2020). The Company concluded that it exercises significant influence over Osisko Mining and accounts for its investment using the equity method.

Osisko Metals Incorporated

Osisko Metals is a Canadian base metal exploration and development company with a focus on zinc mineral assets. The company's flagship properties are the Pine Point mining camp, located in the Northwest Territories and the Bathurst mining camp, located in northern New Brunswick. The Company owns a 2.0% NSR royalty on the Pine Point mining camp (acquired in January 2020) and a 1% NSR royalty on the Bathurst mining camp.

Pine Point

On January 11, 2021, Osisko Metals announced its 2021 exploration and development plans for Pine Point, including an updated preliminary economic assessment and submission of the environmental assessment initiation package. On receipt of a positive decision on the environmental assessment, expected in the third quarter of 2023, the project permitting phase will commence and is expected to be completed by the third quarter of 2024.

On June 15, 2020, Osisko Metals released a positive independent preliminary economic assessment on the Pine Point project, including the results of an updated mineral resource estimate that converted approximately 25.5% of the global resource to the indicated mineral resource category. The preliminary economic assessment showed an estimated internal rate of return of 29.6% and a mine life of 10 years. The updated mineral resource estimate highlighted indicated mineral resources of 12.9 million tonnes grading 6.29% zinc equivalent ("ZnEq") (4.56% Zn and 1.73% Pb). Inferred mineral resources are estimated at 37.6 million tonnes grading 6.80% ZnEq (4.89% Zn and 1.91% Pb). For more information, refer to Osisko Metals' press release dated June 15, 2020 entitled "Osisko Metals Releases Positive Pine Point PEA", filed on www.sedar.com.

As at September 30, 2021, the Company held 31,127,397 common shares representing a 16.3% interest in Osisko Metals (17.4% as at December 31, 2020). The Company concluded that it exercises significant influence over Osisko Metals and accounts for its investment using the equity method.

Falco Resources Ltd.

Falco's main asset is the Horne 5 gold project, for which a positive updated feasibility study was released in March 2021. For more information, refer to Falco's press release dated March 24, 2021 and entitled "Updated Feasibility Study Confirms Significant Value of the Horne 5 Project" and filed on www.sedar.com.

The feasibility study was updated to reflect the improved commodity prices, the silver stream financing arrangement with Osisko and the copper and zinc concentrate offtake agreements with Glencore Canada Corporation and its affiliated companies ("Glencore"). The capital and operating costs were reviewed to reflect current market conditions for labour, supplies and services. At a gold price of $1,600 per ounce, the updated feasibility study shows that the Horne 5 Project would generate an after-tax net present value, at a 5% discount rate, of $761 million and an after-tax internal rate of return of 18.9%.

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

In June 2021, Falco entered into an agreement in principle with Glencore establishing the framework of the terms and conditions (the "Agreement in Principle") pursuant to which the parties will enter into the Principal Operating License and Indemnity Agreement (the "OLIA") in order to enable Falco to develop and operate its Horne 5 project. It is anticipated that the OLIA will be finalized in the fourth quarter of 2021. The Agreement in Principle outlines the terms to be included in the OLIA which will establish the framework to govern Falco's development and operation of its Horne 5 project, including:

- The creation of Technical and Strategic Committees, comprised of both Glencore and Falco representatives, to collaborate in the successful and safe development and operation of the Horne 5 Project and to capitalize on the many synergies between the parties;

- The right to appoint one Glencore representative on Falco's Board;

- Rights of access, use and transformation rights in favour of Falco; and

- Financial assurance including guarantees, and indemnification to cover risks to Glencore's copper smelting operations (the "Horne Smelter").

For more information, refer to Falco's press release dated June 28, 2021 entitled "Falco Enters into an Agreement in Principle with Glencore Regarding Horne 5 Development and Operating License", filed on www.sedar.com.

In June 2021, Falco also entered into an option agreement granting Falco the sole and exclusive right to acquire an undivided one hundred percent ownership interest in the Norbec and Millenbach sites located in the vicinity of the City of Rouyn-Noranda. The properties will serve as the tailings management facilities and are located at a former tailings facility (the old Norbec Mine), which has already been impacted by historical mining activities and is situated approximately 11 kilometres from the Horne 5 project's mining complex site. The use of this previously impacted site is consistent with Falco's environmental, social and governance strategies. For more information, refer to Falco's press release dated June 30, 2021 entitled "Falco Enters into an Option Agreement with First Quantum for its Future Tailings Management Facility Site", filed on www.sedar.com.

In February 2019, Osisko provided Falco with a senior secured silver stream credit facility ("Falco Silver Stream") with reference to up to 100% of the future silver produced from the Horne 5 property ("Horne 5") located in Rouyn-Noranda, Québec. As part of the Falco Silver Stream, Osisko will make staged upfront cash deposits to Falco of up to $180.0 million and will make ongoing payments equal to 20% of the spot price of silver, to a maximum of US$6.00 per ounce. The Falco Silver Stream is secured by a first priority lien on the project and all assets of Falco. The first installment of $25.0 million was made at the closing of the Falco Silver Stream and an additional advance of $10.0 million on the second installment ($20.0 million) was made in August 2021.

As at September 30, 2021, Osisko Development held 46,885,240 common shares representing an 18.1% interest in Falco (18.2% as at December 31, 2020). The Company concluded that it exercises significant influence over Falco and accounts for its investment using the equity method.

Minera Alamos Inc.

Minera Alamos is a gold development company that is expected to join the ranks of gold producers in 2021. The company has a portfolio of high-quality Mexican assets, including the 100%-owned Santana open-pit, heap-leach development project in Sonora currently under construction, which is expected to have its first gold production in the third quarter of 2021. The Company owns a 3.0% NSR royalty on the Santana property.

On September 8, 2021, Minera Alamos Inc. provided an update on the ramp-up activities at its Santana gold mine in Sonora, Mexico. Gold extraction at Santana has begun with leaching and gold recovery to loaded carbon underway. All three sets of carbon columns have been commissioned and are functional at design capacity. The company expects the scale of operations to continue to increase as access to mineralized material expands with depth. For more information, refer to Minera Alamos' press release dated September 8, 2021 entitled: "Santana Project Operations Update", filed on www.sedar.com under Minera Alamos' profile.

The La Fortuna open pit gold project in Durango (100%-owned) is described in a positive preliminary economic assessment. As at the end of 2020, the company had received all required permits to allow a future construction decision. Osisko owns an option to acquire a 4% NSR royalty on the La Fortuna project for $9.0 million.

As at September 30, 2021, Osisko Development held 76,080,000 common shares representing a 17.2% interest in Minera Alamos (17.3% as at December 31, 2020).

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

Sustainability Activities

Osisko views sustainability as a key part of its strategy to create value for its shareholders and other stakeholders.

The Company focuses on the following key areas:

  Promoting the mining industry and its benefits to society;
  Maintaining strong relationships with the Federal government and the Provincial, Municipal and First Nations governments;
  Supporting the economic development of regions where Osisko operates (directly or indirectly through its interests);
  Supporting university education in mining fields and employee development;
  Promoting diversity throughout the organization and the mining industry; and
  Encouraging our partners' companies to adhere to the same areas of focus in sustainability.

In April 2021, Osisko Gold Royalties released its inaugural ESG report (www.osiskogr.com/en/message-stakeholders/). In addition to a discussion of corporate governance practices, the report provides a focused review of how Osisko assesses potential investments through its diligence process and monitors existing assets to ensure the Company is well positioned to deliver growth responsibly.

As part of its broader ESG initiative, Osisko Gold Royalties is proud to have joined the UN Global Compact, the world's largest voluntary corporate sustainability initiative, with over 14,500 participants across 160 countries. The UN Global Compact is based on ten universally accepted principles in the areas of human rights, labour, environment and anti-corruption. By signing onto the initiative, Osisko Gold Royalties has committed to align with these principles, intended to promote and strengthen responsible corporate policies and practices worldwide. As part of its commitment, Osisko Gold Royalties will release an annual communication on progress that outlines the Company's efforts to operate responsibly and implement the ten principles.

Osisko also proudly announced a strategic partnership with Carbon Streaming Corporation ("Carbon Streaming") to help promote global decarbonization and biodiversity projects. The group's management team consists of seasoned executives with significant streaming expertise and recognized climate change experts. Carbon Streaming's business model is to fund carbon-offset projects that avoid, reduce or remove GHG emissions globally. Osisko's investment totals $9.2 million for a 9.5% partially diluted stake in the company, which has been able to raise over $180.0 million privately. The investment affords Osisko a 20% right to participate in any streaming transactions conducted by Carbon Streaming under certain circumstances. Beyond the potential to offset the Company's indirect carbon emissions, Osisko expects potential synergies with current and future mine operators in its traditional royalty and stream business. Mining operations afford significant opportunities to generate carbon credits through ancillary projects that are value enhancing for the mine, the neighboring communities (through employment and conservation) and the environment overall. On July 27, 2021 Carbon Streaming listed on the NEO Exchange.

Mining Exploration and Evaluation / Development Activities

Following the spin-out of the mining activities of Osisko Gold Royalties to Osisko Development in November 2020, all mining exploration, evaluation and development assets and activities are now held, operated and financed exclusively by Osisko Development.

During the three and nine months ended September 30, 2021, investments in mining assets and plant and equipment amounted to respectively $63.0 million and $167.8 million, mostly on the Cariboo gold property, Bonanza Ledge Phase 2 project and San Antonio gold project, all operated by Osisko Development.

Cariboo gold property

Exploration activities

During the nine months ended September 30, 2021, a total of approximately 145,000 metres were drilled as part of the exploration and category conversion program at the Cariboo gold property, mostly on Mosquito Creek (10,000 metres), Lowhee (28,000 metres), Valley (48,000 metres) and Shaft (57,000 metres). Up to eleven diamond drill rigs were utilized. The drilling confirmed down dip extensions of mineralized vein corridors and high-grade intercepts within the current mineral resource estimate. The mineral resource estimate incorporates eight deposit areas; the Shaft and Mosquito Creek deposits on Island Mountain, Cow and Valley deposits on Cow Mountain, and Lowhee, KL, BC Vein and Bonanza Ledge deposits on Barkerville Mountain, at a cut-off grade of 2.1 g/t Au. The objective of the 2021 exploration and delineation program is to convert inferred resources to indicated resources to support reserve conversion for the ongoing feasibility study and to increase overall ounces in the inferred and indicated resource categories by exploring the depth and strike potential of the known deposits.

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

During the second and third quarters of 2021, Osisko Development announced drilling results from the exploration and category conversion diamond drill program campaign, which included assays on Mosquito and Shaft Zones (Island Mountain), Valley Zone (Cow Mountain) and Lowhee Zone (Barkerville Mountain). For further details on the exploration drilling results, please refer to Osisko Development's press releases filed on SEDAR (www.sedar.com) and on Osisko Development's website (www.osiskodev.com).

Mineral resource estimate

In October 2020, Osisko announced an updated mineral resource estimate for the Cariboo gold project of 3.2 million ounces of gold (21.4 million tonnes grading 4.6 g/t Au) in the measured and indicated resource category, and 2.7 million ounces of gold (21.6 million tonnes grading 3.9 g/t Au) in the inferred resource category. Metallurgical testing has shown that the mineralization can be effectively upgraded by flotation and x-ray transmission ore-sorting, owing to the strong association of gold with pyrite. The concentrates can then be processed at the wholly-owned QR mill.

For more information, refer to Barkerville Gold Mines NI 43-101 Technical Report entitled "NI 43-101 Technical Report and Mineral Resource Estimate for the Cariboo Gold Project, British Columbia, Canada" (the "Technical Report") filed on SEDAR (www.sedar.com) on November 17, 2020 under Osisko Gold Royalties' profile.

2021 objectives

Osisko Development planned a drilling program of approximately 200,000 metres, of which approximately 150,000 metres have been drilled at the date of this MD&A, to expand and delineate the known and new vein corridors and deposits to support the feasibility study. Management of Osisko Development believes that it has sufficient results to date to complete the mineral resource update and related drilling activities were ceased on October 15, 2021.  The exploration was focused on the expansion of the Lowhee Zone and further delineation of the Valley, Mosquito and Shaft deposits with ten diamond drill rigs. Regional greenfield exploration occurred in the third quarter of 2021 at the company's Quesnel Terrane properties and included surface geochemical sampling and geological mapping. A number of anomalous gold assays were returned and warrant further follow up. Additional regional exploration occurred at the Burns and Cariboo Hudson targets in the main Cariboo claim block and included geological mapping and geochemical surface sampling. Several new drill targets were identified through this work and warrant further follow up.

Osisko Development started mining operations at its Bonanza Ledge Phase II project in the first quarter of 2021. On October 27, 2021. Osisko Development received the final permits for the Bonanza Ledge Phase II mine and Quesnel River mill. The Cow Mountain Underground Bulk Sample Permit was received in July 2021. The underground portal is completed as of the date of this report and Osisko Development anticipates commencing the bulk sample activities in 2022. Osisko Development will also continue developing the Cariboo gold deposit and is working at completing a feasibility study in the first half of 2022.

Impairment - Bonanza Ledge Phase 2 project (Second quarter of 2021)

In March 2021, processing of ore commenced at the Bonanza Ledge Phase 2 project and Osisko Development earned their first pre-commercial production revenues of $0.8 million in the second quarter of 2021 since recommissioning of the Quesnel River Mill.

As a result of operational challenges incurred during the second quarter for 2021, it was determined that total capital and production costs related to the Bonanza Ledge Phase 2 project would be higher than originally planned. These factors were considered indicators of impairment, among other facts and circumstances and, accordingly, management performed an impairment assessment as at June 30, 2021. As a result of the impairment assessment, Osisko Development recorded an impairment charge of $36.1 million on the Bonanza Ledge Phase 2 project during the three months ended June 30, 2021.

On June 30, 2021, the Bonanza Ledge Phase 2 project was written down to its estimated recoverable amount of $12.4 million, which was determined by the value-in-use using a cash-flows approach. The main valuation inputs used were the cash flows expected to be generated by the sale of gold from the Bonanza Ledge Phase 2 project over its estimated life of the mine, based on an average gold price per ounce of US$1,797, the average grade of gold and the average recovery rate for the remaining mine life. No discount rate was used as the project has a short-term remaining mine life of approximately 18 months.

A sensitivity analysis was performed by management for the gold price, the average grade and the recovery rate (in isolation). If gold price per ounce applied to the cash flow projections had been 10% lower than management's estimates, Osisko Development would have recognized an additional impairment charge of $9.3 million. If the average gold grade or gold recovery applied to the cash flows had been 10% lower, Osisko Development would have recognized an additional impairment charge of $12.4 million.

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

Impairment - Bonanza Ledge Phase 2 project (Third quarter of 2021)

Due to continuing operational challenges, it was determined that total capital and production costs related to the Bonanza Ledge Phase 2 project would be higher than the total revenues expected to be generated for the remaining life of the project, mostly as a result of lower production. These factors were considered indicators of impairment, among other facts and circumstances and, accordingly, management performed an impairment assessment as at September 30, 2021. As a result of the impairment assessment, the Company recorded an impairment charge of $22.4 million on the Bonanza Ledge Phase 2 project during the three months ended September 30, 2021.

On September 30, 2021, the net book value of the Bonanza Ledge Phase 2 project was written down to zero as it is estimated that the net book value will not be recovered by the expected net profits to be generated from the sale of precious metals. The recoverable amount was determined by the value-in-use using a cash-flows approach. The main valuation inputs used were the cash flows expected to be generated by the sale of gold from the Bonanza Ledge Phase 2 project over its estimated life of the mine, based on an average gold price per ounce of US$1,787, the average grade of gold and the average recovery rate for the remaining mine life. No discount rate was used as the project has a short-term remaining mine life of approximately 18 months.

The Bonanza Ledge Phase II project is a small scale and short life project, which allows Osisko Development to facilitate (i) opportunities for managing historical reclamation obligations inherited by the company, (ii) hands on training and commissioning of the company's mining and processing complex for the Cariboo gold project and (iii) maintain the economic and social benefits for the First Nations partners and communities.

San Antonio gold project

The San Antonio gold project is a past-producing oxide copper mine located in Sonora, Mexico. Osisko Development will initially focus on amending existing permits to transition the mine production to a gold heap leach operation as it continues to evaluate the gold potential of the asset.

In 2020, following the acquisition of the San Antonio project, Osisko Development has concentrated its efforts in obtaining the required permits and amendments to permits to perform its activities. Osisko Development has filed reports for the processing of the gold stockpile on site and for a 15,000-meter drilling program for the Sapuchi, Golfo de Oro and California zones. Osisko Development also initiated the following activities:

- Commencement of the Environmental Impact Manifest (or Manifestacion de Impacto Ambiental or "MIA");

- An environmental baseline study;

- Awarding the Engineering, Procurement, Construction, Management contract for the process of the stockpile;

- Purchased a mobile crushing unit that is currently in transit to the site; and

- Commenced heap leach pad construction and the installation of processing equipment at the processing facility.

The stockpile inventory was revalued at its net recoverable amount during the three and nine months ended September 30, 2021, resulting in an impairment of $11.0 million and $15.4 million, respectively, following a decrease in the gold price and an increase in the expected processing and transportation costs.

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

Mineral resource estimate

The processing scenario assumes heap leaching of the mineralized material sourced from open pit mining. The mineral resource has been limited to mineralized material that occurs within optimized pit shells.

San Antonio Gold Project Mineral Resource Estimate

Category	Deposit	Tonnes	Gold Grade	Silver Grade	Gold Ounces	Silver Ounces
		('000)	g/t	g/t	('000)	('000,000)
Inferred	Golfo de Oro	11,700	1.3	2.7	503	1.0
	California	4,900	1.2	2.1	182	0.3
	Sapuchi	11,100	1.0	3.4	364	1.2
Total Inferred Resources		27,600	1.2	2.9	1,049	2.5

Mineral Resource Estimate notes:

1. The independent and qualified person for the mineral resource estimates, as defined by NI 43-101, is Leonardo de Souza, MAusIMM (CP), of Talisker Exploration Services Inc.

2. The gold cut-off grade applied to oxide, transition and sulphide ore are 0.32 g/t Au, 0.36 g/t Au and 0.42 g/t Au, respectively.

3. These mineral resources are not mineral reserves as they do not have demonstrated economic viability.

4. The mineral resource estimate follows CIM Definition Standards.

5. The estimate is reported for a potential open pit scenario assuming US$1,550 per ounce of gold.

6. Results are presented in-situ. Ounce (troy) = metric tonnes x grade / 31.103. Calculations used metric units (metres, tonnes, g/t). Any discrepancies in the totals are due to rounding effects. Rounding followed the recommendations as per NI 43-101.

7. Talisker Exploration Services Inc. is not aware of any known environmental, permitting, legal, title-related, taxation, socio- political, marketing or other relevant issues that could materially affect the mineral resource estimate other than those that may be disclosed in a NI 43-101 compliant technical report.

2021 Objectives

Osisko Development is focusing on various activities in 2021 that pertain to permitting, local communities relations, exploration drilling and finally the processing of the gold bearing stockpile on site.

Osisko Development will continue the various permitting activities started in 2020. These activities consist of obtaining the permits for the MIA and the change of Use of Land while continuing the work required to complete the environmental baseline study. As part of the social/community activities, Osisko Development reached a long-term agreement with Eijdo San Antonio, one of the primary impacted local communities.

Furthermore, Osisko Development will continue to work on the details of the plan to start processing the stockpile currently on site with the objective to have loaded carbon available to be shipped and produce gold in the first quarter of 2022.

A two phase 45,000-meter drilling campaign was initiated in the second quarter of 2021 with the objective of delineating high grade zones, expanding resources and reducing the strip ratio. Approximately 22,700 metres were drilled at the end of the third quarter of 2021. Osisko Development expects exploration potential to expand both oxide and sulphide resources as recent metallurgical testing has shown that the sulphide resources are amenable to heap leaching. The permitting for production, via heap leach, of the Sapuchi oxide mineralization is also on schedule and anticipate granting of the permit is anticipated in the first half of 2022.

James Bay area properties

In 2021, Osisko Development intends to review each property in the James Bay area to maximize their potential value. As at September 30, 2021, the net book value of the James Bay properties, including the Coulon property, amounted to $40.7 million.

Dividend Reinvestment Plan

Osisko Gold Royalty has a dividend reinvestment plan ("DRIP") that allows Canadian and U.S. shareholders to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the TSX or the NYSE, or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX or the NYSE during the five trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company's sole election.

During the three and nine months ended September 30, 2021, the Company issued respectively 21,747 and 89,935 common shares under the DRIP, at a discount rate of 3%. As at September 30, 2021, the holders of 8,005,584 common shares had elected to participate in the DRIP, representing dividends payable of $0.4 million. Therefore, 30,588 common shares were issued on October 15, 2021 at a discount rate of 3%.

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

Normal Course Issuer Bid

In December 2020, Osisko Gold Royalties renewed its normal course issuer bid ("NCIB") program. Under the terms of the 2021 NCIB program, Osisko Gold Royalties may acquire up to 14,610,718 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2021 NCIB program are authorized until December 11, 2021. Daily purchases will be limited to 138,366 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six-month period ending November 30, 2020, being 553,464 common Shares.

During the three and nine months ended September 30, 2021, the Company purchased for cancellation a total of 1,735,266 common shares for $26.0 million  (average acquisition price per share of $15.00) and 2,082,666 common shares for $30.5 million (average acquisition price per share of $14.65), respectively.

Gold Market and Currency

Gold Market

The gold price recorded a partial recovery in July and early August, but it came under pressure in August and dropped to a 5-month low of US$1,681 per ounce as robust U.S. non-farm payroll data caused markets to focus on the timeline for the first interest rate hike. Price recovered above US$1,750 per ounce in October and demand for gold should remain healthy amid elevated inflation rates and pandemic-related uncertainties. The prices were volatile again in the third quarter of 2021 with a trading range of US$106.

Prices have closed the third quarter of 2021 at US$1,743 per ounce compared to the closing price of US$1,763 per ounce in the second quarter of 2021. The average price for the third quarter of 2021 was US$26 per ounce lower than the second quarter of 2021 at US$1,790 per ounce compared to US$1,816 per ounce, and US$119 per ounce lower on a year-over-year basis.

The historical price is as follows:

(US$/ounce of gold)	High	Low	Average	Close

2021-YTD (Q3)	$1,943	$1,684	$1,800	$1,743
2020	2,067	1,474	1,770	1,888
2019	1,545	1,270	1,393	1,515
2018	1,355	1,178	1,268	1,279
2017	1,346	1,151	1,257	1,291

In Canadian dollar terms, the average price per ounce of gold averaged $2,255 in the third quarter of 2021, compared to $2,231 in the second quarter of 2021 and $2,542 in the third quarter of 2020. The gold price closed the third quarter of 2021 at $2,221 per ounce, up $36 per ounce from June 30, 2021.

Currency

The Canadian dollar traded between a range of 1.2343 to 1.2856 in the third quarter of 2021 to close at 1.2741 on September 30, 2021 compared to a close of 1.2394 on June 30, 2021. The Canadian dollar averaged 1.2600 in the third quarter of 2021 compared to 1.2282 in the second quarter of 2021 and 1.3321 in the third quarter of 2020.

The Bank of Canada held its target for the overnight rate at 0.25% at its June meeting. Monetary policy is set to stay accommodative for the next year.

The exchange rate for the U.S./Canadian dollar is outlined below:

	High	Low	Average	Close
2021-YTD (Q3)	1.2856	1.2040	1.2513	1.2741
2020	1.4496	1.2718	1.3415	1.2732
2019	1.3600	1.2988	1.3269	1.2988
2018	1.3642	1.2288	1.2957	1.3642
2017	1.3743	1.2128	1.2986	1.2545

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

Selected Financial Information

(in thousands of dollars, except figures for ounces and amounts per ounce and per share) (1)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$

Revenues	50,035	55,707	174,204	149,070
Cash margin (2)	46,528	40,471	140,204	103,606
Gross profit	33,795	30,806	104,107	71,549

Impairment of assets (3)	(33,320)	(1,281)	(76,087)	(31,604)

Operating (loss) income	(12,153)	22,907	(6,970)	22,400
Net earnings (loss) (4)	1,795	12,514	(2,370)	12,244
Net earnings (loss) per share - basic and diluted (4)	0.01	0.08	(0.01)	0.08

Total assets	2,390,325	2,200,070	2,390,325	2,200,070
Total long-term debt	405,306	421,590	405,306	421,590

Average selling price of gold (per ounce sold)
In C$ (5)	2,265	2,545	2,261	2,343
In US$	1,793	1,913	1,808	1,738

Operating cash flows	41,083	36,123	93,324	75,345

Dividend per common share	0.055	0.05	0.155	0.15

Weighted average shares outstanding (in thousands)
Basic	167,924	166,110	167,786	162,321
Diluted (6)	168,220	166,397	167,786	162,412

(1) Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS.

(2) Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS. It is calculated by deducting the cost of sales from the revenues. Please refer to the Overview of Financial Results section of this MD&A for a reconciliation of the cash margin per interest.

(3) Including impairment on royalties, streams and other interests, on exploration, evaluation and development assets, and on investments, when applicable.

(4) Attributable to Osisko Gold Royalties Ltd's shareholders.

(5) Using actual exchange rates at the date of the transactions.

(6) As a result of the net loss for the nine months ended September 30, 2021, all potentially dilutive common shares are deemed to be antidilutive for these periods and thus diluted net loss per share is equal to the basic net loss per share.

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

Overview of Financial Results

Financial Summary - Third Quarter of 2021

  Record revenues from royalties and streams of $50.0 million (no more revenues from offtakes in the third quarter of 2021) compared to $41.2 million ($55.7 million including offtakes) in Q3 2020;
  Gross profit of $33.8 million compared to $30.8 million in Q3 2020;
  Operating loss of $12.2 million compared to operating income of $22.9 million in Q3 2020, as a result of impairment charges incurred by Osisko Development;
  Impairment of $11.0 million on the ore stockpile inventory of the San Antonio project and $22.4 million on the Bonanza Ledge Phase 2 project, both operated by Osisko Development;
  Net earnings attributable to Osisko Gold Royalties' shareholders of $1.8 million or $0.01 per basic and diluted share, compared to net earnings of $12.5 million or $0.08 per basic and diluted share in Q3 2020;
  Adjusted earnings1  of $17.9 million or $0.11 per basic share1 compared to $17.5 million or $0.11 per basic share in Q3 2020; and
  Cash flows provided by operating activities of $41.1 million compared to $36.1 million in Q3 2020.

Revenues from royalties and streams increased in the third quarter of 2021 compared to the third quarter of 2020, as a result of higher deliveries and payments under the royalty and stream agreements, partially offset by lower realized prices. Revenues from offtake agreements were nil in the third quarter of 2021 as a result of the Parral offtake conversion into a stream in April 2021. The third quarter of 2020 was also negatively affected by the impact of the COVID-19 pandemic on the mining operations of certain operators.

Cost of sales decreased significantly in the third quarter of 2021 compared to 2020 following the Parral offtake conversion into a stream in April 2021.

Depletion expense increased by $3.1 million compared to the corresponding period in 2020, mainly as a result of the higher deliveries and payments under the royalty and stream agreements and the mix of sales.

Gross profit amounted to $33.8 million in the third quarter of 2021 compared to $30.8 million in the third quarter of 2020. The increase is mainly due to higher deliveries and payments under the royalty and stream agreements and lower cost of sales, partially offset by lower realized prices.

In the third quarter of 2021, the Company incurred a consolidated operating loss of $12.2 million, compared to an operating income of $22.9 million in the third quarter of 2020, mostly as a result of an impairment charge of $11.0 million on the ore in stockpiles of the San Antonio project and an impairment charge of $22.4 million on the Bonanza Ledge Phase 2 project, both operated by Osisko Development, and higher general and administrative ("G&A") expenses from Osisko Development.

Consolidated G&A expenses increased in the third quarter of 2021 as a result of the creation of Osisko Development in November 2020. Consolidated G&A expenses amounted to $11.4 million in the third quarter of 2021 compared to $6.0 million in the third quarter of 2020. G&A expenses from the royalties and streams segment were relatively stable at $4.5 million compared to $4.8 million in 2020. G&A expenses from the exploration and development segment amounted to $6.9 million in 2021 compared to $1.2 million in 2020 due to increased activities.

Business development expenses, which are related to the royalties and streams segment, decreased to $0.9 million in the third quarter of 2021 from $1.9 million in 2020, due mainly to lower professional fees.

In the third quarter of 2021, the Company generated consolidated net earnings attributable to Osisko's shareholders of $1.8 million, compared to $12.5 million in the third quarter of 2020, mostly as a result of impairment charges incurred by Osisko Development, partially offset by net gains on investments.

Consolidated adjusted earnings1 were $17.9 million in the third quarter of 2021, compared to $17.5 million in the third quarter of 2020. A higher gross profit in 2021 was offset by higher G&A expenses. Adjusted earnings1 for the royalties and streams segment amounted to $23.3 million in the third quarter of 2021 compared to $18.4 million in the third quarter of 2020, mostly as a result of a higher gross profit. The adjusted loss1 for the exploration and development segment amounted to $5.4 million in the third quarter of 2021 compared to $0.9 million in the third quarter of 2020, as a result of increased activities. Details of adjusted earnings (loss) per segment is provided in the Non-IFRS Financial Performance Measures section of this MD&A.

_______________________________________________

1  "Adjusted earnings (loss)" and "Adjusted earnings (loss) per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

Consolidated net cash flows provided by operating activities in the third quarter of 2021 was $41.1 million compared to $36.1 million in the third quarter of 2020. Net cash flows provided by operating activities of the royalties and streams segment were $44.1 million in 2021 compared to $37.3 million in 2020, as a result of a higher cash margin. Net cash flows used by operating activities for the exploration and development segment were $3.0 million in 2021 compared to $1.2 million in 2020, as a result of increased activities. Details on cash flows per segment is provided in the Segment Disclosure section of this MD&A.

Financial Summary - First nine months of 2021

  Record revenues from royalties and streams of $148.9 million ($174.2 million including offtakes) compared to $107.8 million ($149.1 million including offtakes) in the first nine months of 2020;
  Record gross profit of $104.1 million compared to $71.5 million in the first nine months of 2020;
  Operating loss of $7.0 million compared to operating income of $22.4 million in the first nine months of 2020, as a result of impairment charges incurred by Osisko Development;
  Impairment of $15.4 million on the ore in stockpiles of the San Antonio project and $58.4 million on the Bonanza Ledge Phase 2 project in 2021, both operated by Osisko Development;
  Net loss attributable to Osisko Gold Royalties' shareholders of $2.4 million or $0.01 per basic and diluted share, compared to $12.2 million or $0.08 per basic and diluted share in the first nine months of 2020;
  Adjusted earnings1  of $56.0 million or $0.33 per basic share1 compared to $32.9 million or $0.20 per basic share in the first nine months of 2020; and
  Cash flows provided by operating activities of $93.3 million compared to $75.3 million in the first nine months of 2020.

Revenues from royalties and streams increased in the first nine months of 2021 compared to the first nine months of 2020, mostly as a result of higher deliveries and payments under the royalty and stream agreements. Revenues from offtake agreements decreased as a result of the Parral offtake conversion into a stream in April 2021. The first nine months of 2020 were also negatively affected by the impact of the COVID-19 pandemic on the mining operations of several operators.

Cost of sales decreased in 2021 compared to 2020, mostly following the Parral offtake conversion into a stream in April 2021.

Depletion expense increased by $4.0 million compared to the corresponding period in 2020, mainly as a result of the higher deliveries and payments under the royalty and stream agreements and the mix of sales.

Gross profit amounted to $104.1 million in the first nine months of 2021 compared to $71.5 million in the same period in 2020. The increase is mainly due to higher deliveries and payments under the royalty and stream agreements and lower cost of sales, partially offset by higher depletion.

In the first nine months of 2021, the Company incurred a consolidated operating loss of $7.0 million, compared to $22.4 million in the first nine months of 2020, mostly as a result of an impairment charge of $15.4 million on the ore in stockpiles of the San Antonio project and impairment charges of $58.4 million on the Bonanza Ledge Phase 2 project, both operated by Osisko Development. In the first nine months of 2020, the Company had incurred an impairment charge on the Renard diamond stream of $26.3 million ($19.3 million, net of income taxes).

Consolidated G&A expenses increased in the first nine months of 2021 as a result of the creation of Osisko Development in November 2020. Consolidated G&A expenses amounted to $30.4 million in 2021 compared to $18.1 million in 2020. G&A expenses from the royalties and streams segment were relatively stable in 2021 at $14.9 million compared to $14.7 million in the comparative period of 2020. G&A expenses from the exploration and development segment amounted to $15.5 million compared to $3.3 million in 2020 due to increased activities in 2021.

Business development expenses, which are related to the royalties and streams segment, decreased to $3.0 million in the first nine months of 2021 from $4.7 million in 2020, due mainly to lower professional fees and compensation expense.

_______________________________________________

1  "Adjusted earnings (loss)" and "Adjusted earnings (loss) per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

In the first nine months of 2021, the Company incurred consolidated net earnings attributable to Osisko's shareholders of $2.4 million, compared to consolidated net earnings of $12.2 million in the first nine months of 2020. The increase in gross profit in 2021 was offset by impairment charges.

Consolidated adjusted earnings1  were $56.0 million in the first nine months of 2021, compared to $32.9 million in the first nine months of 2020, as a result of a higher gross profit, partly offset by higher consolidated G&A expenses. Adjusted earnings1 for the royalties and streams segment amounted to $70.6 million in the first nine months of 2021 compared to $35.7 million in the first nine months of 2020, as a result of a higher gross profit. The adjusted loss1 for the exploration and development segment amounted to $14.6 million in the first nine months of 2021 compared to $2.8 million in the first nine months of 2020, as a result of increased activities. Details of adjusted earnings (loss) per segment is provided in the Non-IFRS Financial Performance Measures section of this MD&A.

Consolidated net cash flows provided by operating activities in the first nine months of 2021 was $93.3 million compared to $75.3 million in the first nine months of 2020. Net cash flows provided by operating activities of the royalties and streams segment were $118.1 million in 2021 compared to $79.9 million in 2020, mostly as a result of a higher cash margin. Net cash flows used by operating activities for the exploration and development segment were $19.1 million in 2021 compared to $4.5 million in 2020, as a result of increased activities. Details on cash flows per segment is provided in the Segment Disclosure section of this MD&A.

Consolidated Statements of Income (Loss)

The following table presents summarized consolidated statements of income (loss) for the three and nine months ended September 30, 2021 and 2020 (in thousands of dollars, except amounts per share):

		Three months ended September 30,		Nine months ended September 30,
		2021	2020	2021	2020
		$	$	$	$

Revenues	(a)	50,035	55,707	174,204	149,070

Cost of sales	(b)	(3,507)	(15,236)	(34,000)	(45,464)
Depletion of royalty, stream and other interests	(c)	(12,733)	(9,665)	(36,097)	(32,057)
Gross profit	(d)	33,795	30,806	104,107	71,549

Other operating expenses
General and administrative	(e)	(11,359)	(5,957)	(30,436)	(18,059)
Business development	(f)	(933)	(1,910)	(3,038)	(4,682)
Exploration and evaluation	(g)	(336)	(32)	(1,516)	(108)
Impairment of assets	(h)	(33,320)	-	(76,087)	(26,300)

Operating (loss) income		(12,153)	22,907	(6,970)	22,400

Other revenues (expenses), net	(i)	10,321	(6,265)	(2,757)	(7,588)

(Loss) earnings before income taxes		(1,832)	16,642	(9,727)	14,812

Income tax expense	(j)	(4,320)	(4,128)	(11,725)	(2,568)

Net (loss) earnings		(6,152)	12,514	(21,452)	12,244

Net earnings (loss) attributable to:
Osisko Gold Royalties Ltd's shareholders		1,795	12,514	(2,370)	12,244
Non-controlling interests		(7,947)	-	(19,082)	-

Net earnings (loss) per share
Basic and diluted		0.01	0.08	(0.01)	0.08

_______________________________________________

1  "Adjusted earnings (loss)" and "Adjusted earnings (loss) per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

(a) Revenues are comprised of the following:

	Three months ended September 30,
	2021			2020
	Average selling price per ounce / carat ($)	Ounces / carats sold	Total revenues ($000's)	Average selling price per ounce / carat ($)	Ounces / Carats sold	Total revenues ($000's)

Gold sold	2,265	13,799	31,261	2,545	13,488	34,329
Silver sold	30	323,613	9,714	31	591,639	18,522
Diamonds sold(i)	123	44,962	5,529	-	-	-
Other (paid in cash)	-	-	3,531	-	-	2,856
			50,035			55,707

(i) The diamonds were sold by an agent for Osisko for a blended selling price of $123 (US$98) per carat in the third quarter of 2021. The average selling price includes 8,257 incidental carats sold outside of the run of mine sales at an average price of $23 (US$19) per carat. Excluding the incidental carats, 36,705 carats were sold at an average price of $145 (US$116) per carat in the third quarter of 2021. The Renard diamond mine was put on care and maintenance in March 2020 given the structural challenges affecting the diamond market sales as well as the depressed prices for diamonds due to COVID-19. The mine restarted its activities in September 2020.

	Nine months ended September 30,
	2021			2020
	Average selling price per ounce / carat ($)	Ounces / carats sold	Total revenues ($000's)	Average selling price per ounce / carat ($)	Ounces / Carats sold	Total revenues ($000's)

Gold sold	2,261	46,924	106,091	2,343	37,102	86,887
Silver sold	32	1,355,705	43,514	25	1,973,404	49,530
Diamonds sold(i)	107	129,823	13,891	91	48,296	4,408
Other (paid in cash)	-	-	10,708	-	-	8,245
			174,204			149,070

(i) The diamonds were sold by an agent for Osisko for a blended selling price of $107 (US$85) per carat in the first nine months of 2021. The average selling price includes 26,207 incidental carats sold outside of the run of mine sales at an average price of $19 (US$15) per carat. Excluding the incidental carats, 103,616 carats were sold at an average price of $129 (US$103) per carat in the first nine months of 2021. The Renard diamond mine was put on care and maintenance in March 2020 given the structural challenges affecting the diamond market sales as well as the depressed prices for diamonds due to COVID-19. The mine restarted its activities in September 2020.

The increase in gold ounces sold in the first nine months of 2021 is mainly the result of the COVID-19 pandemic, which negatively affected several mining operations in 2020, as well as strong production in 2021. The decrease in silver ounces sold in 2021 is mainly the result of lower silver ounces acquired under the Parral offtake agreement following the conversion of the Parral offtake into a stream, partially offset by higher deliveries under the stream agreements.

(b) Cost of sales represents mainly the acquisition price of the metals and diamonds under the offtake and stream agreements, as well as minimal refining, insurance and transportation costs related to the metals received under royalty agreements. The decrease in costs of sales in 2021 is mainly the result of the conversion of the Parral offtake into a stream in April 2021, partially offset by higher deliveries in 2021 compared to 2020.

(c) The royalty, stream and other interests are depleted using the units-of-production method over the estimated life of the properties or the life of the agreement. The increase in 2021 is mostly due to the increased deliveries in 2021 and the impact of the mix of sales.

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

(d) The breakdown of gross profit per nature of interest is as follows (in thousands of dollars):

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$

Royalty interests
Revenues	34,429	30,289	105,777	76,912
Cost of sales	(25)	(151)	(318)	(418)
Cash margin	34,404	30,138	105,459	76,494

Depletion	(7,630)	(5,096)	(21,634)	(15,760)
Gross profit	26,774	25,042	83,825	60,734

Stream interests
Revenues	15,606	10,954	43,162	30,898
Cost of sales	(3,482)	(1,347)	(9,339)	(5,932)
Cash margin	12,124	9,607	33,823	24,966

Depletion	(5,103)	(4,371)	(14,195)	(15,591)
Gross profit	7,021	5,236	19,628	9,375

Royalty and stream interests Cash margin	46,528	39,745	139,282	101,460
	93.0%	96.4%	93.5%	94.1%

Offtake interests
Revenues	-	14,464	25,265	41,260
Cost of sales	-	(13,738)	(24,343)	(39,114)
Cash margin	-	726	922	2,146
	-	5.0%	3.6%	5.2%

Depletion	-	(198)	(268)	(706)
Gross profit	-	528	654	1,440

Total - Gross profit	33,795	30,806	104,107	71,549

(e) Consolidated G&A expenses increased in the third quarter of 2021 as a result of the creation of Osisko Development in November 2020. Consolidated G&A expenses amounted to $11.4 million in the third quarter of 2021 compared to $6.0 million in the third quarter of 2020. G&A expenses from the royalties and streams segment were relatively stable at $4.5 million compared to $4.8 million in 2020. G&A expenses from the exploration and development segment amounted to $6.9 million in 2021 compared to $1.2 million in 2020 due to increased activities.

Consolidated G&A expenses increased in the first nine months of 2021 as a result of the creation of Osisko Development in November 2020. Consolidated G&A expenses amounted to $30.4 million in 2021 compared to $18.1 million in 2020. G&A expenses from the royalties and streams segment were relatively stable in 2021 at $14.9 million compared to $14.7 million in the comparative period of 2020. G&A expenses from the exploration and development segment amounted to $15.5 million compared to $3.3 million in 2020 due to increased activities in 2021.

(f) Business development expenses, which are related to the royalties and streams segment, decreased to $0.9 million in the third quarter of 2021 from $1.9 million in 2020, due mainly to lower professional fees.

Business development expenses, which are related to the royalties and streams segment, decreased to $3.0 million in the first nine months of 2021 from $4.7 million in 2020, due mainly to lower professional fees and compensation expense.

(g) Exploration and evaluation expenses represent expenditures incurred by Osisko Development and its subsidiaries for general exploration activities and for properties that have been previously written-off. The increase is mostly due to the earn-in agreements on exploration properties that were cancelled at the end of 2020.

(h) In the second and third quarters of 2021, the Company recorded impairment charges of $4.4 million and $11.0 million, respectively, on the ore in stockpiles (San Antonio project, operated by Osisko Development) to reduce its net book value to its net realizable value following a decrease in the gold price and an increase in the expected processing and transportation costs.

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

Also during the second and third quarters of 2021, the Company recorded impairment charges of $36.1 million and $22.4 million, respectively, on the Bonanza Ledge Phase 2 project, operated by Osisko Development (refer to the Mining Exploration and Evaluation / Development Activities section of this MD&A for details on the impairment charge).

In the first quarter of 2020, the Company wrote-off a royalty interest on which the royalty rights were lost as well as a loan. In the first quarter of 2020, the Company had incurred an impairment charge of $26.3 million ($19.3 million, net of income taxes) on its Renard diamond stream.

(i) Other revenues, net of $10.3 million in the third quarter of 2021 include a net gain on investments of $10.7 million, a flow-through shares premium income of $2.6 million, interest income of $1.3 million and a foreign exchange gain of $0.8 million, partially offset by finance costs of $6.3 million and a share of loss of associate of $0.8 million.

Other expenses, net, of $6.3 million in the third quarter of 2020 include finance costs of $6.4 million, a share of loss of associates of $0.8 million and a loss on foreign exchange of $0.4 million, partially offset by interest income of $1.3 million.

Other expenses, net of $2.8 million in the first nine months of 2021 include finance costs of $18.3 million, a share of loss of associate of $2.7 million and a foreign exchange loss of $0.7 million, partially offset by a net gain on investments of $7.0 million, a flow-through shares premium income of $5.9 million and interest income of $3.9 million.

Other expenses, net, of $7.6 million in the first nine months of 2020 include finance costs of $19.9 million and a share of loss of associates of $3.9 million, partially offset by a net gain on investments of $11.5 million (including a gain on dilution of investments in associates of $10.4 million), interest revenues of $3.5 million and a foreign exchange gain of $1.3 million.

(j) The effective income tax rate for the third quarter of 2021 is (235.8%) compared to 24.8% in the third quarter of 2020. The effective income tax rate for the first nine months of 2021 is (120.5%) compared to 17.3% in the first nine months of 2020. The statutory rate is 26.5% in 2021 and 2020. The elements that impacted the effective income taxes are the impairments on mining exploration, evaluation and development projects, for which no deferred tax liability was recorded due to the initial recognition exemption, and the benefit of losses not recognized, revenues taxable at a lower rate and the recognition of previously unrecognized non-capital losses. Cash taxes of $0.3 million and $0.9 million were paid during the three and nine months ended September 30, 2021, respectively ($0.5 million and $1.0 million for the three and nine months ended September 30, 2020, respectively) and were related to taxes on royalties earned in foreign jurisdictions.

Liquidity and Capital Resources

As at September 30, 2021, the Company's consolidated cash position amounted to $151.9 million compared to $255.0 million as at June 30, 2021 and $302.5 million as at December 31, 2020. Cash held by Osisko Gold Royalties amounted to $79.8 million and cash held by Osisko Development amounted to $72.2 million at the end of the third quarter of 2021. Significant variations in the liquidity and capital resources in the third quarter and the first nine months of 2021 are explained below under the Cash Flows section.

Osisko Development financings

Osisko Development - Non-brokered private placement

In January 2021, Osisko Development completed the first tranche of a non-brokered private placement through the issuance of 9,346,464 units of Osisko Development at a price of $7.50 per unit for aggregate gross proceeds of $68.6 million. Each unit consists of one common share of Osisko Development and one-half of one common share purchase warrant of Osisko Development, which each whole warrant entitling the holder to acquire one common share of Osisko Development at a price of $10.00 per share on or prior to December 1, 2023.

In February 2021, Osisko Development completed the second and final tranche of a non-brokered private placement through the issuance of 1,515,731 units of Osisko Development at a price of $7.50 per unit for aggregate gross proceeds of $11.2 million. Each unit consists of one common share of Osisko Development and one-half of one common share purchase warrant of Osisko Development, which each whole warrant entitling the holder to acquire one common share of Osisko Development at a price of $10.00 per share on or prior to December 1, 2023.

An amount of $73.9 million from the non-brokered private placement was received in 2020. The share issue expenses related to the first and second tranches of the private placement amounted to $1.1 million ($0.8 million, net of income taxes).

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

Osisko Development - Brokered private placement of flow-through shares

In March 2021, Osisko Development completed a "bought deal" brokered private placement of 2,055,742 flow-through shares at a price of $9.05 per flow-through share and 1,334,500 charity flow-through shares at a price of $11.24 per charity flow-through share, for aggregate gross proceeds of $33.6 million. Share issue expenses related to this private placement amounted to $1.5 million ($1.1 million, net of income taxes). The shares were issued at a premium to the market price, which was recognized as a current liability under provisions and other liabilities for $7.9 million (net of share issue costs attributed of $0.5 million). The liability will be reversed and recognized to the consolidated statements of income (loss) as flow-through premium income as the required expenditures are incurred. Osisko Development is committed to spending the proceeds on exploration and evaluation activities by December 31, 2022. As at September 30, 2021, the balance remaining to be spent amounted to $4.3 million.

Credit facility

In July 2021, the Company amended its revolving credit facility and increased the amount available by $150.0 million to $550.0 million, with an additional uncommitted accordion of up to $100.0 million (for a total availability of up to $650.0 million). The maturity date of the Facility was extended to July 30, 2025, which can be extended annually.

The annual extension of the Facility and the uncommitted accordion are subject to acceptance by the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalty, stream and other interests. The Facility is secured by the Company's assets from the royalty, stream and other interests segment (which exclude the assets held by Osisko Development and its subsidiaries).

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate, London Inter-Bank Offer Rate ("LIBOR") or a comparable or successor rate, plus an applicable margin depending on the Company's leverage ratio. In February 2021, the Company drew $50.0 million to repay the Investissement Québec convertible debenture. As at September 30, 2021, the Facility was drawn for a total of $113.7 million ($50.0 million and US$50.0 million ($63.7 million)) and the effective interest rate was 2.2%, including the applicable margin. The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company's leverage ratios and meet certain non-financial requirements.  As at September 30, 2021, all such ratios and requirements were met.

Cash Flows

The following table summarizes the cash flows (in thousands of dollars):

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Cash flows
Operations	33,887	31,697	105,457	78,187
Working capital items	7,196	4,426	(12,133)	(2,842)
Operating activities	41,083	36,123	93,324	75,345
Investing activities	(109,991)	(74,166)	(229,611)	(156,488)
Financing activities	(36,876)	(707)	(14,034)	136,206
Effects of exchange rate changes on cash and cash equivalents	2,766	(2,516)	(258)	(2,581)
(Decrease) increase in cash	(103,018)	(41,266)	(150,579)	52,482
Cash - beginning of period	254,963	201,971	302,524	108,223
Cash - end of period	151,945	160,705	151,945	160,705

Additional details on cash flows per segment is provided in the Segment Disclosure section of this MD&A.

Operating Activities

Third quarter of 2021

Consolidated cash flows provided by operating activities in the third quarter of 2021 amounted to $41.1 million compared to $36.1 million in the third quarter of 2020.  In the third quarter of 2021, the royalties and streams segment generated operating cash flows of $44.1 million, compared to $37.3 million in 2020, as a result of a higher cash margin, which was partially offset by net cash flows used by operating activities of $3.0 million from the mining exploration and development segment, compared to $1.2 million in 2020, as a result of increased activities.

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

First nine months of 2021

Consolidated cash flows provided by operating activities in the first nine months of 2021 amounted to $93.3 million compared to $75.3 million in the first nine months of 2020.  In the first nine months of 2021, the royalties and streams segment generated operating cash flows of $118.1 million, compared to $79.9 million in 2020, as a result of a higher cash margin, which was partially offset by net cash flows used by operating activities of $19.1 million from the mining exploration, evaluation and development segment, compared to $4.5 million in 2020, as a result of increased activities.

Investing Activities

Third quarter of 2021

Consolidated cash flows used in investing activities amounted to $110.0 million in the third quarter of 2021 compared to $74.2 million in the third quarter of 2020.

In the third quarter of 2021, Osisko invested $25.8 million in royalty interests, acquired investments for $28.3 million and received proceeds of $3.4 million from the sale of investments. Osisko Development and its subsidiaries (mining exploration and development segment) invested $54.9 million in mining assets, plant and equipment, mostly on the Bonanza Ledge Phase 2 project, the San Antonio gold project and the Cariboo gold property, and $4.3 million in exploration and evaluation expenses.

In the third quarter of 2020, Osisko acquired the San Antonio gold project for US$42.0 million, including US$30.0 million ($40.0 million) in cash and US$12.0 million in shares. In addition, the Company paid US$4.8 million ($6.3 million) in value-added tax on the acquisition of the assets and $2.4 million in transaction costs. The Company also invested $12.5 million to acquire the remaining 15% royalty interests that it did not already hold in a portfolio of assets, including NSR royalties on the Island Gold and Lamaque mines and invested $8.4 million to acquire marketable securities and notes receivable. Investments in mining interests and plant and equipment were $16.1 million, mainly on the Cariboo gold property. The Company received proceeds of $7.2 million from the sale of marketable securities and generated $4.8 million following a reduction in restricted cash (from a bond held for site restoration on the Cariboo property).

First nine months of 2021

Consolidated cash flows used in investing activities amounted to $229.6 million in the first nine months of 2021 compared to $156.5 million in the first nine months of 2020.

In the first nine months of 2021, Osisko invested $68.7 million in royalty interests, acquired investments for $42.2 million and received proceeds of $31.5 million from the sale of investments. Osisko Development and its subsidiaries (mining exploration and development segment) invested $144.5 million in mining assets, plant and equipment, mostly on the Bonanza Ledge Phase 2 project, the San Antonio gold project and the Cariboo gold property, and $5.5 million in exploration and evaluation expenses.

During the first nine months of 2020, Osisko acquired the San Antonio gold project for US$42.0 million, including US$30.0 million ($40.0 million) in cash and US$12.0 million in shares. In addition, the Company paid US$4.8 million ($6.3 million) in value-added tax on the acquisition of the assets and $2.4 million in transaction costs. Osisko also invested $42.3 million in marketable securities and notes receivable (including $14.8 million for an additional investment in Osisko Mining and $6.0 million to acquired common shares of Minera Alamos Inc.), and $36.9 million in acquisitions of royalty and stream interests (including $12.5 million to acquire the remaining 15% royalty interests that it did not already hold in a portfolio of assets, including NSR royalties on the Island Gold and Lamaque mines, $8.5 million to improve the Gibraltar silver stream, $6.5 million to acquire a 1.5% NSR royalty on the Pine Point project and $5.0 million to acquire a 3% NSR on the Santana gold project being developed by Minera Alamos Inc.). Investments in mining interests and plant and equipment were $42.5 million, mainly on the Cariboo gold property. The Company received proceeds of $10.6 million from the sale of marketable securities and generated $4.8 million following a reduction in restricted cash (from a bond held for site restoration on the Cariboo property).

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

Financing Activities

Third quarter of 2021

During the third quarter of 2021, consolidated cash flows used by financing activities amounted to $36.9 million compared to $0.7 million in the third quarter of 2020.

During the third quarter of 2021, Osisko paid $8.0 million in dividends to its shareholders and purchased for cancellation a total of 1,735,266 common shares under its 2021 NCIB program for $26.0 million (average acquisition price per share of $15.00).

First nine months of 2021

During the first nine months of 2021, consolidated cash flows used by financing activities amounted to $14.0 million compared to cash flows provided by financing activities of $136.2 million in the first nine months of 2020.

During the first nine months of 2021, Osisko repaid a $50.0 million convertible debenture, and drew on its credit facility by the same amount, therefore reducing the interest rate payable on the debt. Osisko paid $23.7 million in dividends to its shareholders and purchased for cancellation a total of 2,082,666 common shares under its 2021 NCIB program for $30.5 million (average acquisition price per share of $14.65). Osisko also received proceeds from the exercise of share options and the share purchase plan for $13.2 million.

In the first nine months of 2020, the Company completed a private placement of $85.0 million with Investissement Québec. Osisko drew its revolving credit facility by US$50.0 million ($71.7 million), paid dividends of $21.1 million to its shareholders and invested $3.9 million under its NCIB program. The exercise of share options and shares issued under the share purchase plan generated $7.4 million.

Outlook

Osisko's 2021 outlook on royalty, stream and offtake interests is largely based on publicly available forecasts from our operating partners. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the producers or uses management's best estimate.

GEOs and cash margin by interest, excluding the Renard stream, are estimated as follows for 2021:

	Low	High	Cash margin
	(GEOs)	(GEOs)	(%)

Royalty interests	59,750	62,800	100
Stream interests	17,850	18,800	87
Offtake interests	400	400	4
	78,000	82,000	97*
* Excluding the offtake interests

There were no changes in the guidance in terms of total GEOs and cash margins. During the second quarter of 2021, the guidance was adjusted for the stream and offtake interests individually to reflect the conversion of the Parral offtake into a stream in April 2021.

For the 2021 guidance estimate, deliveries of silver and cash royalties have been converted to GEOs using commodity prices of US$1,800 per ounce of gold, US$25 per ounce of silver and an exchange rate (US$/C$) of 1.28. Any GEOs (and the related cash margin) from the Renard diamond stream were excluded from the outlook above. For 2021, GEOs from the Renard diamonds stream are estimated at 8,126 GEOs; however, until April 2022, Osisko has committed to reinvest the net proceeds from the stream through a bridge loan facility provided to the operator.

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

Quarterly Information

The selected quarterly financial information(1) for the past eight financial quarters is outlined below:

(in thousands of dollars, except for amounts per share)

	2021			2020				2019
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

GEOs(2)	20,032	20,178	19,960	18,829	16,739	12,386	18,159	20,479
Cash and cash equivalents	151,945	254,963	320,630	302,524	160,705	201,971	158,325	108,223
Short-term investments	-	3,408	3,458	3,501	21,568	21,105	21,228	20,704
Working capital	117,947	236,320	300,876	225,643	110,333	162,996	117,090	112,494
Total assets	2,390,325	2,410,727	2,435,861	2,397,104	2,200,070	2,128,588	2,016,189	1,947,253
Total long-term debt	405,306	401,954	401,266	400,429	421,590	421,652	423,499	349,042
Equity	1,811,600	1,842,230	1,875,729	1,841,032	1,638,178	1,604,676	1,492,346	1,493,446
Revenues	50,035	57,246	66,923	213,630	55,707	40,758	52,605	51,032
Net cash flows from operating activities	41,083	30,917	21,324	32,633	36,123	15,422	23,800	17,204
Impairment of assets, net of income taxes	(33,320)	(40,479)	(3,803)	(3,600)	(1,281)	(3,117)	(19,300)	(148,600)
Net earnings (loss) (3)	1,795	(14,759)	10,557	4,632	12,514	13,048	(13,318)	(155,175)
Basic and diluted net earnings (loss) per share(3)	0.01	(0.09)	0.06	0.03	0.08	0.08	(0.09)	(1.04)
Weighted average shares outstanding (000's)
- Basic	167,924	167,895	167,253	166,093	166,110	164,733	155,374	149,912
- Diluted	168,220	167,895	167,711	166,321	166,397	164,815	155,374	149,912
Share price - TSX - closing	14.23	16.99	13.84	16.13	15.75	13.56	10.50	12.62
Share price - NYSE - closing	11.23	13.70	11.02	12.68	11.83	10.00	7.44	9.71
Warrant price - TSX - closing OR.WT	0.04	0.15	0.21	0.32	0.34	0.31	0.16	0.25
Debenture price - TSX - closing(4) OR.DB	100.94	104.04	100.75	106.00	104.00	101.34	94.75	101.08
Price of gold (average US$)	1,794	1,816	1,794	1,874	1,909	1,711	1,583	1,481
Closing exchange rate(5)(US$/Can$)	1.2741	1.2394	1.2575	1.2732	1.3339	1.3628	1.4187	1.2988

(1) Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS.

(2) Excluding GEOs from the Renard diamond stream in 2021 and in the fourth quarter of 2020.

(3) Attributable to Osisko Gold Royalties Ltd's shareholders.

(4) Osisko 4% convertible debentures is presented by tranche of nominal value of $100.00.

(5) Bank of Canada Daily Rate.

During the second and third quarters of 2021, Osisko Development incurred impairment charges of $36.1 million and $22.3 million, respectively, on its Bonanza Ledge Phase 2 project. During the first quarter of 2021, Osisko Development completed a flow-through equity financing for gross proceeds of $33.6 million.

During the fourth quarter of 2020, Osisko Development completed two financings for gross proceeds of $140.3 million. In addition, Osisko Development received gross proceeds of $73.9 million in 2020 from a private placement closed in 2021.

During the third quarter of 2020, the Company acquired the San Antonio gold project in Mexico for US$42.0 million, including US$30.0 million paid in cash and US$12.0 million paid in shares. During the second quarter of 2020, the Company completed a private placement of $85.0 million with Investissement Québec. During the first quarter of 2020, the Company drew US$50.0 million on its revolving credit facility and recorded an impairment charge of $26.3 million ($19.3 million, net of income taxes) on its Renard diamond stream.

During the fourth quarter of 2019, the Company acquired Barkerville for $241.7 million, paid in shares. The Company also incurred impairment charges on assets of $148.6 million ($129.0 million, net of income taxes).

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

Segment Disclosure

The chief operating decision-maker organizes and manages the business under two operating segments: (i) acquiring and managing precious metals and other royalties, streams and other interests, and (ii) the exploration, evaluation and development of mining projects. The assets, liabilities, revenues, expenses and cash flows of Osisko and its subsidiaries, other than Osisko Development and its subsidiaries, are attributable to the precious metals and other royalties, streams and other interests operating segment. The assets, liabilities, revenues, expenses and cash flows of Osisko Development and its subsidiaries are attributable to the exploration, evaluation and development of mining projects operating segment.

The following tables present the main assets, liabilities, revenues, expenses and cash flows per operating segment (in thousands of dollars):

	As at September 30, 2021 and December 31, 2020
	Osisko Gold Royalties (i)	Osisko Development (ii)
	(Royalties, streams and other interests)	(Mining exploration, evaluation and development)	Intersegment transactions (iii)	Consolidated
	$	$	$	$

Assets and liabilities

As at September 30, 2021
Cash	79,794	72,151	-	151,945
Current assets	87,809	102,424	(470)	189,763
Investments in associates and other investments	212,177	79,343	-	291,520
Royalty, stream and other interests	1,240,549	-	(93,396)	1,147,153
Mining interests and plant and equipment	8,268	513,115	69,606	590,989
Exploration and evaluation assets	-	45,225	650	45,875
Goodwill	111,204	-	-	111,204
Total assets	1,661,920	752,015	(23,610)	2,390,325
Total liabilities (excluding long-term debt)	82,936	114,093	(23,610)	173,419
Long-term debt	405,306	-	-	405,306

As at December 31, 2020
Cash	105,097	197,427	-	302,524
Current assets	117,592	218,478	(882)	335,188
Investments in associates and other investments	166,589	110,144	-	276,733
Royalty, stream and other interests	1,203,781	-	(87,653)	1,116,128
Mining interests and plant and equipment	9,011	407,000	73,501	489,512
Exploration and evaluation assets	-	41,869	650	42,519
Goodwill	111,204	-	-	111,204
Total assets	1,609,344	802,144	(14,384)	2,397,104
Total liabilities (excluding long-term debt)	67,449	102,578	(14,384)	155,643
Long-term debt	400,429	-	-	400,429

(i) Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries.

(ii) Osisko Development Corp. and its subsidiaries (carve-out of the mining activities of Osisko Gold Royalties prior to the reverse take-over transaction completed on November 25, 2020 and creating Osisko Development).

(iii) The adjustments are related to intersegment transactions and to royalties and streams held by Osisko Gold Royalties on assets held by Osisko Development, which are reclassified on consolidation, as well as adjustments related to an accounting policy difference on revenues recognition.

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

	For the three months ended September 30, 2021 and 2020
	Osisko Gold Royalties (i)	Osisko Development (ii)
	(Royalties, streams and other interests)	(Mining exploration, evaluation and development)	Intersegment transactions (iii)	Consolidated
	$	$	$	$

Revenues, expenses and cash flows

For the three months ended September 30, 2021
Revenues	50,035	3,906	(3,906)	50,035
Gross profit	33,795	-	-	33,795
Operating expenses (G&A, bus. dev and exploration)	(5,428)	(7,200)	-	(12,628)
Impairments	-	(33,320)	-	(33,320)
Net earnings (loss)	25,593	(31,745)	-	(6,152)

Cash flows from operating activities
Before working capital items	39,849	(5,962)	-	33,887
Working capital items	4,231	2,965	-	7,196
After working capital items	44,080	(2,997)	-	41,083
Cash flows from investing activities	(40,837)	(69,154)	-	(109,991)
Cash flows from financing activities	(35,288)	(1,588)	-	(36,876)

For the three months ended September 30, 2020
Revenues	55,707	-	-	55,707
Gross profit	30,806	-	-	30,806
Operating expenses (G&A, bus. dev and exploration)	(6,716)	(1,183)	-	(7,899)
Impairments	(1,281)	-	-	(1,281)
Net earnings (loss)	12,759	(245)	-	12,514

Cash flows from operating activities
Before working capital items	32,403	(706)	-	31,697
Working capital items	4,923	(497)	-	4,426
After working capital items	37,326	(1,203)	-	36,123
Cash flows from investing activities	(62,990)	(11,176)	-	(74,166)
Cash flows from financing activities	(299)	(408)	-	(707)

	For the nine months ended September 30, 2021 and 2020
	Osisko Gold Royalties (i)	Osisko Development (ii)
	(Royalties, streams and other interests)	(Mining exploration, evaluation and development)	Intersegment transactions (iii)	Consolidated
	$	$	$	$

Revenues, expenses and cash flows

For the nine months ended September 30, 2021
Revenues	174,204	4,681	(4,681)	174,204
Gross profit	104,107	-	-	104,107
Operating expenses (G&A, bus. dev and exploration)	(17,939)	(17,051)	-	(34,990)
Impairments	(4,400)	(73,799)	-	(78,199)
Net earnings (loss)	55,397	(76,849)	-	(21,452)

Cash flows from operating activities
Before working capital items	118,355	(7,188)	(5,710)	105,457
Working capital items	(256)	(11,877)	-	(12,133)
After working capital items	118,099	(19,065)	(5,710)	93,324
Cash flows from investing activities	(96,994)	(138,327)	5,710	(229,611)
Cash flows from financing activities	(46,341)	32,307	-	(14,034)

For the nine months ended September 30, 2020
Revenues	149,070	-	-	149,070
Gross profit	71,549	-	-	71,549
Operating expenses (G&A, bus. dev and exploration)	(19,421)	(3,428)	-	(22,849)
Impairments	(31,604)	-	-	(31,604)
Net earnings (loss)	12,545	(301)	-	12,244

Cash flows from operating activities
Before working capital items	80,442	(2,255)	-	78,187
Working capital items	(578)	(2,264)	-	(2,842)
After working capital items	79,864	(4,519)	-	75,345
Cash flows from investing activities	(118,701)	(37,787)	-	(156,488)
Cash flows from financing activities	135,685	(521)	-	135,164

(i) Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries.

(ii) Osisko Development Corp. and its subsidiaries (carve-out of the mining activities of Osisko Gold Royalties prior to the reverse take-over transaction completed on November 25, 2020 and creating Osisko Development).

(iii) The adjustments are related to intersegment transactions and to royalties and streams held by Osisko Gold Royalties on assets held by Osisko Development, which are reclassified on consolidation, as well as adjustments related to an accounting policy difference on revenues recognition.

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

Royalty, stream and other interests - Geographic revenues

All of the Company's revenues are attributable to the precious metals and other royalties, streams and other interests operating segment. Geographic revenues from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the nine months ended September 30, 2021 and 2020, royalty, stream and other interest revenues were earned from the following jurisdictions (in thousands of dollars):

	North America(i)	South America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2021

Royalties	101,478	831	4	3,464	-	105,777
Streams	18,647	15,668	1,312	-	7,535	43,162
Offtakes	25,265	-	-	-	-	25,265

	145,390	16,499	1,316	3,464	7,535	174,204

2020

Royalties	73,207	362	52	3,291	-	76,912
Streams	8,527	13,960	1,449	-	6,962	30,898
Offtakes	41,260	-	-	-	-	41,260

	122,994	14,322	1,501	3,291	6,962	149,070

(i) 79% of the North America's revenues are generated from Canada for the nine months ended September 30, 2021 (65% for the nine months ended September 30, 2020).

For the nine months ended September 30, 2021, one royalty interest generated revenues of $61.6 million ($46.5 million for the nine months ended September 30, 2020), which (excluding revenues generated from the offtake interests) represented 41% of revenues (43% of revenues for the nine months ended September 30, 2020).

For the nine months ended September 30, 2021, revenues generated from precious metals and diamonds represented 90% and 8% of revenues, respectively (88% and 9% excluding offtakes, respectively). For the nine months ended September 30, 2020, revenues generated from precious metals and diamonds represented 95% and 3% of revenues, respectively (93% and 4% excluding offtakes, respectively).

Royalty, stream and other interests - Geographic net assets

The following table summarizes the royalty, stream and other interests by jurisdictions, as at September 30, 2021 and December 31, 2020, which is based on the location of the property related to the royalty, stream or other interests (in thousands of dollars):

	North America(i)	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

September 30, 2021
Royalties	595,416	58,050	13,842	6,226	-	15,215	688,749
Streams	187,256	176,881	7	-	28,412	52,124	444,680
Offtakes	-	-	9,005	-	4,719	-	13,724

	782,672	234,931	22,854	6,226	33,131	67,339	1,147,153

December 31, 2020
Royalties	576,835	46,374	9,924	8,313	-	15,215	656,661
Streams	172,879	183,679	1,481	-	28,392	54,510	440,941
Offtakes	5,690	-	8,119	-	4,717	-	18,526

	755,404	230,053	19,524	8,313	33,109	69,725	1,116,128

(i) 82% of the North America's net interests are located in Canada as at September 30, 2021 (86% as at December 31, 2020).

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

Exploration, evaluation and development of mining projects

The inventories, mining interests, plant and equipment and exploration and evaluation assets related to the exploration, evaluation and development of mining projects (excluding the intersegment transactions) are located in Canada and in Mexico, and are detailed as follow as at September 30, 2021 and December 31, 2020 (in thousands of dollars):

	September 30, 2021			December 31, 2020
	Canada	Mexico	Total	Canada	Mexico	Total
	$	$	$	$	$	$
Assets
Inventories	8,857	10,315	19,172	1,599	25,705	27,304
Mining interests, plant and equipment	420,753	92,362	513,115	344,903	62,097	407,000
Exploration and evaluation assets	43,886	1,339	45,225	40,680	1,189	41,869
Total assets	669,434	82,581	752,015	704,998	97,146	802,144

Related Party Transactions

During the three and nine months ended September 30, 2021, interest revenues of $0.9 million and $2.6 million were respectively recorded on notes receivable from associates ($0.7 million and $2.0 million for the three and nine months ended September 30, 2020, respectively). As at September 30, 2021, interests receivable from associates of $4.5 million are included in amounts receivable ($1.9 million as at December 31, 2020). Loans, notes receivable, and a convertible debenture from associates amounted to $40.6 million as at September 30, 2021 ($33.4 million as at December 31, 2020) and were included in short-term investments and other investments on the consolidated balance sheets.

Additional transactions with related parties are described under the sections Portfolio of Royalty, Stream and Other Interests and Equity Investments.

Contractual Obligations and Commitments

Investments in royalty and stream interests

As at September 30, 2021, significant commitments related to the acquisition of royalties and streams are detailed in the following table:

Company	Project (asset)	Installments	Triggering events

Aquila Resources Inc.	Back Forty project (gold stream)	US$5.0 million	Receipt of all material permits for the construction and operation of the project.
		US$25.0 million	Pro rata to drawdowns on debt finance facility.

Falco Resources Ltd.	Horne 5 project (silver stream)	$10.0 million	Receipt of all necessary material third-party approvals, licenses, rights of way and surface rights on the property.
		$35.0 million	Receipt of all material construction permits, positive construction decision, and raising a minimum of $100.0 million in non-debt financing.
		$60.0 million	Upon total projected capital expenditure having been demonstrated to be financed.
		$40.0 million (optional)	Payable with fourth installment, at sole election of Osisko, to increase the silver stream to 100% of payable silver (from 90%).

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

Offtake and stream purchase agreements

The following table summarizes the significant commitments to pay for gold, silver and diamonds to which Osisko has the contractual right pursuant to the associated precious metals and diamond purchase agreements:

	Attributable payable production to be purchased			Per ounce/carat cash payment (US$)			Term of agreement	Date of contract
Interest	Gold	Silver	Diamond	Gold	Silver	Diamond
Amulsar stream(1),(7)	4.22%	62.5%		$400	$4		40 years	November 2015
Amulsar offtake(2),(7)	81.91%			Based on quotational period			Until delivery of 2,110,425 ounces Au	November 2015
Back Forty stream(3)	18.5%	85%		30% spot price (max $600)	$4		Life of mine	March 2015 (silver) Nov. 2017 (gold) Amended June 2020
Mantos Blancos stream(4)		100%			8% spot		Life of mine	September 2015 Amended Aug. 2019
Renard stream			9.6%			Lesser of 40% of sales price or $40	40 years	July 2014 Amended Oct. 2018
Sasa stream(5)		100%			$5		40 years	November 2015
Gibraltar stream(6)		75%			nil		Life of mine	March 2018 Amended April 2020

(1) Stream capped at 89,034 ounces of gold and 434,093 ounces of silver delivered.  Subject to multiple buy-down options: 50% for US$34.4 million and US$31.3 million on 2nd and 3rd anniversary of commercial production, respectively.

(2) Offtake percentage will increase to 84.87% if Lydian elects to reduce the gold stream as outlined above. The Amulsar offtake applies to the sales from the first 2,110,425 ounces of refined gold, of which 1,853,751 ounces are attributable to OBL (less any ounces delivered pursuant to the Amulsar stream).

(3) The gold stream will be reduced to 9.25% after the delivery of 105,000 gold ounces.

(4) The stream percentage shall be payable on 100% of silver until 19,300,000 ounces have been delivered, after which the stream percentage will be 40%.

(5) 3% or consumer price index (CPI) per ounce price escalation after 2016.

(6) Osisko will receive from Taseko an amount equal to 100% of Gibco's share of silver production, which represents 75% of Gibraltar mine's production, until reaching the delivery to Osisko of 5.9 million ounces of silver, and 35% of Gibco's share of silver production thereafter.

(7) In December 2019, Lydian International Limited, the owner of the Amulsar project, was granted protection under the Companies' Creditors Arrangement Act. In July 2020, Osisko became a shareholder of Lydian following a credit bid transaction (35.6% as at September 30, 2021).

(8) The San Antonio stream was not included because it is cancelled on the accounting consolidation of Osisko Development.

Off-balance Sheet Items

There are no significant off-balance sheet arrangements, other than the contractual obligations and commitments mentioned above.

Outstanding Share Data

As of November 9, 2021, 166,385,795 common shares were issued and outstanding. A total of 3,834,634 share options and 5,480,000 warrants were outstanding to purchase common shares. Convertible senior unsecured debentures of $300.0 million are outstanding and convertible at the holder's option into Osisko common shares at a conversion price of $22.89 per common share, representing a total of 13,106,160 common shares if all the debentures were converted.

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

Subsequent Events to September 30, 2021

Acquisition of royalties

On October 27, 2021, Osisko concluded a transaction with Barrick TZ Limited, a subsidiary of Barrick Gold Corporation ("Barrick"), to acquire royalties for total cash consideration of US$11.8 million, including a 2% NSR royalty on the AfriOre and Gold Rim licenses comprising the West Kenya project operated by Shanta Gold Limited, a 1% NSR royalty on the Frontier project operated by Metalor SA, a private company, and a 1% NSR royalty on the Central Houndé project operated by Thor Explorations Ltd.

Dividend

On November 9, 2021, the Board of Directors declared a quarterly dividend of $0.055 per common share payable on January 14, 2022 to shareholders of record as of the close of business on December 31, 2021.

Risks and Uncertainties

The Company is a royalty, stream, and offtake interests holder and investor that operates in an industry that is dependent on a number of factors that include environmental, legal and political risks, the discovery of economically recoverable resources and the conversion of these mineral resources to mineral reserves and the ability of third-party partners to maintain an economic production. An investment in the Company's securities is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in Osisko's most recent Annual Information Form and the other information filed with the Canadian securities regulators and the U.S Securities and Exchange Commission ("SEC") as well as the additional risks listed below before investing in the Company's securities. If any of such described risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

There are important risks which management believes could impact the Company's business. For information on risks and uncertainties, please also refer to the Risk Factors section of Osisko's most recent Annual Information Form filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO") of the Company are responsible for establishing and maintaining the Company's disclosure controls and procedures ("DCP") including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company's management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the three and nine months ended September 30, 2021 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

Internal Control over Financial Reporting

The Company's management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three and nine months ended September 30, 2021 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

Basis of Presentation of Consolidated Financial Statements

The unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2021 have been prepared in accordance with the IFRS as issued by the IASB applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2020, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in the unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year.

The significant accounting policies of Osisko are detailed in the notes to the audited consolidated financial statements for the year ended December 31, 2020, filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com.

Critical Accounting Estimates and Judgements

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions.  Actual results could differ from those estimates.

Critical accounting estimates and assumptions as well as critical judgements in applying the Company's accounting policies are detailed in the audited consolidated financial statements for the year ended December 31, 2020, filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com.

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like discounted cash flows, the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the audited consolidated financial statements for the year ended December 31, 2020 and in the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2021, both filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com

Technical information

The scientific and technical information contained in this MD&A has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo, who is a "Qualified Person" ("QP") as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures including "Adjusted Earnings" and "Adjusted Earnings per basic share" to supplement its consolidated financial statements, which are presented in accordance with IFRS.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Adjusted Earnings (Loss) and Adjusted Earnings (Loss) per Basic Share

"Adjusted earnings (loss)" is defined as "Net earnings (loss)" adjusted for certain items: "Foreign exchange gain (loss)", "Impairment of assets", including impairment on financial assets and investments in associates, "Gains (losses) on disposal of exploration and evaluation assets", "Unrealized gain (loss) on investments", "Share of loss of associates", "Deferred premium income on flow-through shares", "Deferred income tax expense (recovery)" and other unusual items such as transaction costs.

Adjusted earnings (loss) per basic share is obtained from the "adjusted earnings (loss)" divided by the "Weighted average number of common shares outstanding" for the period.

	For the three months ended September 30,
	2021			2020
	Osisko Gold Royalties (i)	Osisko Development (ii)	Consolidated	Osisko Gold Royalties (i)	Osisko Development (ii)	Consolidated
(in thousands of dollars, except per share amounts)	$	$	$	$	$	$

Net earnings (loss)	25,593	(31,745)	(6,152)	12,759	(245)	12,514

Adjustments:
Impairment of assets	-	33,320	33,320	1,281	-	1,281
Foreign exchange (gain) loss	322	(993)	(671)	391	-	391
Unrealized loss (gain) on investments	(11,202)	456	(10,746)	(459)	(849)	(1,308)
Share of loss of associates	627	145	772	551	209	760
Deferred premium income on flow-through shares	-	(2,602)	(2,602)	-	-	-
Deferred income tax expense (recovery)	7,941	(3,953)	3,988	3,616	(1)	3,615
Transaction costs (RTO transaction)	-	-	-	276	-	276

Adjusted earnings (loss)	23,281	(5,372)	17,909	18,415	(886)	17,529

Weighted average number of common shares outstanding (000's)	167,924	167,924	167,924	166,110	166,110	166,110

Adjusted earnings (loss) per basic share	0.14	(0.03)	0.11	0.11	(0.01)	0.11

(i) Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries. Represents the royalty, stream and other interests segment.

(ii) Osisko Development Corp. and its subsidiaries. Represents the mining exploration, evaluation and development segment.

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

	For the nine months ended September 30,
	2021			2020
	Osisko Gold Royalties (i)	Osisko Development (ii)	Consolidated	Osisko Gold Royalties (i)	Osisko Development (ii)	Consolidated
(in thousands of dollars, except per share amounts)	$	$	$	$	$	$

Net earnings (loss)	55,397	(76,849)	(21,452)	12,545	(301)	12,244

Adjustments:
Impairment assets	4,400	73,799	78,199	31,604	-	31,604
Foreign exchange (gain) loss	182	542	724	(1,166)	-	(1,166)
Unrealized loss (gain) on investments	(8,260)	(841)	(9,101)	(11,041)	(4,499)	(15,540)
Share of loss of associates	1,363	1,302	2,665	2,336	1,598	3,934
Deferred premium income on flow-through shares	-	(5,869)	(5,869)	-	-	-
Deferred income tax expense (recovery)	17,515	(6,694)	10,821	1,158	432	1,590
Transaction costs (RTO transaction)	-	-	-	276	-	276

Adjusted earnings (loss)	70,597	(14,610)	55,987	35,712	(2,770)	32,942

Weighted average number of common shares outstanding (000's)	167,786	167,786	167,786	162,321	162,321	162,321

Adjusted earnings (loss) per basic share	0.42	(0.09)	0.33	0.22	(0.02)	0.20

(i) Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries. Represents the royalty, stream and other interests segment.

(ii) Osisko Development Corp. and its subsidiaries (carve-out of the mining activities of Osisko Gold Royalties prior to the reverse take-over transaction completed on November 25, 2020 and creating Osisko Development). Represents the mining exploration, evaluation and development segment.

Forward-looking Statements

Certain statements contained in this MD&A may be deemed "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management's expectations regarding Osisko's growth, results of operations, estimated future revenues, carrying value of assets, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue estimates, future demand for and prices of commodities, business prospects and opportunities and outlook on gold, silver, diamonds, other commodities and currency markets are forward-looking statements. In addition, statements (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko, any estimate of gold equivalent ounces to be received in 2021, the realization of the anticipated benefits deriving from Osisko's investments and transactions, Osisko's ability to seize future opportunities.  Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation:  fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, stream or other interests; the unfavorable outcome of litigation relating to any of the properties in which Osisko holds a royalty, stream or other interests; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds a royalty, stream or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty, stream or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, the integration of acquired assets and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such response and the potential impact of COVID-19 on Osisko's business, operations and financial condition and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company's ongoing income and assets relating to determination of its PFIC status; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. For additional information on risks, uncertainties and assumptions, please refer to the Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements.  Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. In this MD&A, Osisko relies on information publicly disclosed by third parties pertaining to its assets and, therefore, assumes no liability for such third party public disclosure. These statements speak only as of the date of this MD&A. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

Osisko is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports its mineral reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101, Standards of Disclosure for Mineral Properties ("NI 43-101"). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). U.S. reporting requirements are currently governed by the SEC's Industry Guide 7 ("Guide 7"). This MD&A includes estimates of mineral reserves and mineral resources reported in accordance with NI 43-101. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Consequently, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of Guide 7. Osisko also reports estimates of "mineral resources" in accordance with NI 43-101. While the terms "Mineral Resource," "Measured Mineral Resource," "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized by NI 43-101, they are not defined terms under Guide 7 and, generally, U.S. companies reporting pursuant to Guide 7 are not permitted to report estimates of mineral resources of any category in documents filed with the SEC. As such, certain information contained in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC pursuant to Guide 7. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

(Signed)  Sandeep Singh

Sandeep Singh

President and Chief Executive Officer

November 9, 2021

Osisko Gold Royalties Ltd 2021 - Third Quarter Report	Management's Discussion and Analysis

Corporate Information

Osisko Gold Royalties Ltd	Osisko Bermuda Limited
1100 av. des Canadiens-de-Montréal	Cumberland House
Suite 300	1 Victoria Street
Montréal, Québec, Canada H3B 2S2	Hamilton HM11
Tel.: (514) 940-0670	Bermuda
Fax: (514) 940-0669	Tel.: (441) 824-7474
Email: info@osiskogr.com	Fax: (441) 292-6140
Web site: www.osiskogr.com	Michael Spencer, Managing Director

Osisko Development Corp.
1100 av. des Canadiens-de-Montréal
Suite 300
Montréal, Québec, Canada H3B 2S2
Tel.: (514) 940-0685
Fax: (514) 940-0687
Email: info@osiskodev.com
Web site: www.osiskodev.com

Directors	Officers
Sean Roosen, Executive Chair	Sean Roosen, Executive Chair
Joanne Ferstman, Lead Director	Sandeep Singh, President and Chief Executive Officer
The Hon. John R. Baird	Guy Desharnais, Vice President, Project Evaluation
Christopher C. Curfman	Iain Farmer, Vice President, Corporate Development
Candace MacGibbon	André Le Bel, Vice President, Legal Affairs and
William Murray John	Corporate Secretary
Pierre Labbé	Frédéric Ruel, Vice President, Finance and Chief
Charles E. Page	Financial Officer
Sandeep Singh	Heather Taylor, Vice President, Investor Relations

Qualified Person (as defined by NI 43-101)
Guy Desharnais, Ph.D., P. Geo, Vice-President, Project Evaluation

Exchange listings

Toronto Stock Exchange

- Common shares: OR

- Warrants: OR.WT (Exercise price: $36.50 / Expiry date: March 5, 2022)

- Convertible debentures: OR.DB (Conversion price: $22.89 / Maturity date: December 31, 2022)

New York Stock Exchange

- Common shares: OR

Dividend Reinvestment Plan

Information available at http://osiskogr.com/en/dividends/drip/

Transfer Agents

Canada: AST Trust Company (Canada)

United States of America: American Stock Transfer & Trust Company, LLC

Auditors

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.